                                                Filed Pursuant to Rule 424(B)(1)
                                                     Registration No. 333-106294



PROSPECTUS

                                  $200,000,000
             2.5% CONTINGENT CONVERTIBLE SUBORDINATED NOTES DUE 2033
                                       AND
                              CLASS A COMMON STOCK
                      ISSUABLE UPON CONVERSION OF THE NOTES



                       (K-V PHARMACEUTICAL COMPANY LOGO)


                           K-V PHARMACEUTICAL COMPANY

                                   ----------

         We sold $200,000,000 aggregate principal amount of our 2.5% Contingent Convertible Subordinated Notes Due 2033 in a private transaction on May 16, 2003. Selling securityholders may use this prospectus to resell from time-to-time their Notes and shares of our Class A common stock issuable upon conversion of the Notes. We will not receive any of the proceeds from the sale by the selling securityholders of the Notes or the shares of our Class A common stock issuable upon conversion of the Notes.

         The Notes are convertible, at the securityholder's option, prior to the maturity date into shares of our Class A common stock in the following circumstances:

         o during any quarter commencing after June 30, 2003, if the closing sale price of our Class A common stock over a specified number of trading days during the previous quarter is more than 120% of the conversion price of the Notes on the last trading day of the previous quarter;

         o  if we have called the Notes for redemption;

         o during the five trading day period immediately following any nine consecutive trading day period in which the trading price of the Notes per $1,000 principal amount for each day of such period was less than 95% of the product of the closing sale price of our Class A common stock on that day multiplied by the number of shares of our Class A common stock issuable upon conversion of $1,000 principal amount of the Notes; or

         o  upon the occurrence of specified corporate transactions.

         The Notes are initially convertible at a conversion price of $23.01 per share, which is equal to a conversion rate of approximately 43.4594 shares per $1,000 principal amount of Notes, subject to adjustment. Our Class A common stock is listed on the New York Stock Exchange under the symbol "KV.a." On October 13, 2003, the closing sale price of our Class A common stock was $22.95 per share.

         The Notes bear interest at a rate of 2.5% per annum. Interest on the Notes is payable on May 16 and November 16 of each year, beginning on November 16, 2003. We also will pay contingent interest at a rate equal to 0.5% per annum during any six-month period, with the initial six-month period commencing May 16, 2006, if the average trading price of the Notes per $1,000 principal amount for the five trading day period ending on the third trading day immediately preceding the first day of the applicable six-month period equals $1,200 or more.

         The Notes will mature on May 16, 2033. We may redeem some or all of the Notes at any time on or after May 21, 2006, at a redemption price, payable in cash, of 100% of the principal amount of the Notes, plus accrued and unpaid interest (including contingent interest, if any) to the date of redemption. Holders may require us to repurchase all or a portion of their Notes on May 16, 2008, 2013, 2018, 2023 and 2028, and upon a change in control, as defined in the indenture governing the Notes, at 100% of the principal amount of the Notes, plus accrued and unpaid interest (including contingent interest, if any) to the date of repurchase, payable in cash.

         The Notes are subordinate to all of our existing and future senior obligations.

         The Notes issued in the private placement are eligible for trading in The Portal(SM) Market of the NASD, Inc. The Notes sold using this prospectus, however, will no longer be eligible for trading in The Portal(SM) Market. We do not intend to list the Notes on any other national securities exchange or automated quoting system.

         INVESTING IN THE NOTES AND OUR CLASS A COMMON STOCK ISSUABLE UPON THEIR CONVERSION INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or the Class A common stock available upon conversion of the Notes or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


                The date of this prospectus is October 14, 2003.

                                TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----

Summary.....................................................................1
Risk Factors................................................................7
Use of Proceeds............................................................19
Ratios of Earnings to Fixed Charges........................................19
Price Range of Common Stock................................................20
Dividend Policy............................................................20
Description of Notes.......................................................21
Description of Capital Stock...............................................38
Transfer Agent and Registrar...............................................40
Selling Securityholders....................................................40

Certain U.S. Federal Income Tax Considerations.............................44
Plan of Distribution.......................................................50
Legal Matters..............................................................52
Experts....................................................................52
Where You Can Find More Information........................................52
Information Incorporated by Reference......................................52

                                   ----------

         No person is authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus. If information is given or representations are made, you may not rely on that information or representations as having been authorized by us. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not imply from the delivery of this prospectus, nor from any sale made under this prospectus, that our affairs are unchanged since the date of this prospectus or that the information contained in this prospectus is correct as of any time after the date of this prospectus. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.

         We are not making any representation to any purchaser of the Notes or the shares of Class A common stock issuable upon conversion of the Notes regarding the legality of an investment in the Notes and the shares of Class A common stock underlying the Notes by such purchaser under any legal investment or similar laws or regulations. You should not consider any information in this prospectus to be legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in the Notes and the shares of Class A common stock underlying the Notes.

         "FlavorTech," "Gynazole-1," "KV/24," "LIQUETTE," "METER RELEASE," "Micro-K," "MicroMask," "MICRO RELEASE," "NitroQuick," "OraSite," "PreCare," "PrimaCare," "DESCOTE," "Chromagen," "Niferex," "Pre Care Conceive," "PremesisRx," "StrongStart" and "SITE RELEASE" are federally registered trademarks of K-V Pharmaceutical Company or one of its wholly-owned subsidiaries. "BioSert," "DESTAB," "DermaSite," "OcuSite," "OraQuick," "OraSert," "PulmoSite," "TransCell" and "VagiSite" are unregistered trademarks of K-V Pharmaceutical Company or one of its wholly-owned subsidiaries. Other trademarks, brand names or service marks appearing in this prospectus are the property of their respective owners or holders, as the case may be.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

         This prospectus, and the documents incorporated by reference in this prospectus, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as "anticipate," "commitment," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "we believe," "we intend" and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus.

         Factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to, the following: (1) the degree to which we are successful in developing new products and commercializing products under development; (2) the degree to which we are successful in acquiring new pharmaceutical products, drug delivery technologies and/or companies that offer these properties; (3) the difficulty of predicting FDA approvals; (4) acceptance and demand for new pharmaceutical products; (5) the impact of competitive products and pricing; (6) the availability of raw materials; (7) the regulatory environment; (8) fluctuations in operating results; (9) the difficulty of predicting the pattern of inventory movements by our customers; (10) the impact of competitive response to our efforts to leverage our brand power with product innovation, promotional programs, and new advertising; (11) the availability of third-party reimbursement for our products; (12) our dependence on sales to a limited number of large pharmacy chains and wholesale drug distributors for a large portion of our total net sales; and (13) the risks detailed from time to time in our filings with the Securities and Exchange Commission.

         Because the factors referred to above, as well as the statements under the captions "Risk Factors," "Management's Discussion and Analysis of Results of Operations and Financial Condition, and Liquidity and Capital Resources" and "Description of Business" included or incorporated by reference in this prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made and, unless applicable law requires to the contrary, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise, when they will arise and/or their effects. In addition, we cannot assess the impact of each factor on our business or financial condition or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

                                     SUMMARY

         The following summary is not complete and does not contain all of the information that may be important to you. We encourage you to read the entire prospectus and the documents incorporated by reference in this prospectus. Generally, when we use the words "we," "our," "us," "K-V Pharmaceutical" or "our company" we are referring to K-V Pharmaceutical Company and its wholly-owned subsidiaries, including Ther-Rx Corporation, ETHEX Corporation and Particle Dynamics, Inc. All share and per share information in this prospectus reflects a 3-for-2 stock split of the company's Class A common stock and Class B common stock, in the form of a stock dividend, effective September 29, 2003.

                           K-V PHARMACEUTICAL COMPANY

         We are a fully integrated specialty pharmaceutical company that develops, acquires, manufactures and markets technologically distinguished branded and non-branded/generic prescription pharmaceutical products. We have a broad range of dosage form capabilities including tablets, capsules, creams, liquids and ointments. We conduct our branded pharmaceutical operations through Ther-Rx Corporation and our non-branded/generic pharmaceutical operations through ETHEX Corporation, which focuses principally on technologically distinguished generic products. Through Particle Dynamics, Inc., we develop, manufacture and market technologically advanced, value-added raw material products for the pharmaceutical, nutritional, personal care, food and other markets.

         We have a broad portfolio of drug delivery technologies which we leverage to create technologically distinguished brand name and specialty non-branded/generic products. We have developed and patented 15 drug delivery and formulation technologies primarily in four principal areas: SITE RELEASE(R) bioadhesives, oral controlled release, tastemasking and quick dissolving tablets. We incorporate these technologies in the products we market to control and improve the absorption and utilization of active pharmaceutical compounds. These technologies provide a number of benefits, including reduced frequency of administration, reduced side effects, improved drug efficacy, enhanced patient compliance and improved taste.

         Our drug delivery technologies allow us to differentiate our products in the marketplace, both in the branded and non-branded/generic pharmaceutical areas. We believe that this differentiation provides substantial competitive advantages for our products, allowing us to establish a strong record of growth and profitability and a leadership position in certain segments of our industry. Between fiscal years 1998 and 2003, our net revenues and net income grew at a compounded annual growth rate of 20.2% and 20.0%, respectively. Ther-Rx, which was established in 1999, has grown substantially since its inception, and it represented 17.8% of our net sales for the fiscal year ended March 31, 2003. Of more than 100 products sold by our ETHEX subsidiary, approximately 58% are identified as the leading product and approximately 90% were identified as the first or second leading products in their respective generic categories by IMS America, or IMS, an independent healthcare market research firm.

THER-RX--OUR BRAND NAME PHARMACEUTICAL BUSINESS

         We established the Ther-Rx business in 1999 to market brand name pharmaceutical products which incorporate our proprietary technologies. Since its inception, Ther-Rx has introduced 16 products, of which 11 were acquired and five were developed internally using our proprietary technologies. Ther-Rx's net sales were $43.7 million for the fiscal year ended March 31, 2003 and $14.8 million for the three months ended June 30, 2003.

         Since the 1999 acquisition of PreCare(R), a prescription prenatal vitamin, Ther-Rx has reformulated the original product using proprietary technologies, and subsequently has launched four internally developed products as extensions to the PreCare(R) product line. Building upon the PreCare(R) acquisition, we have developed a line of proprietary products which makes Ther-Rx the leading provider of branded prescription prenatal vitamins in the United States.

         In June 2000, Ther-Rx launched its first New Drug Application, or NDA, approved product, Gynazole-1(R), the only one-dose anytime prescription cream treatment for vaginal yeast infections. Gynazole-1(R) incorporates our patented drug delivery technology, VagiSite(TM), the only clinically proven and FDA approved controlled release bioadhesive system.

         In April 2003, Ther-Rx announced two acquisitions of an aggregate of nine pharmaceutical products for a total cost of approximately $41.3 million. The acquisitions include two leading lines of hematinic products, Chromagen(R) and Niferex(R), and the related line of StrongStart(R)-branded prenatal vitamins, a category in which Ther-Rx is already a market leader under the PreCare(R) banner. We estimate the current annual revenues of the acquired products to be approximately $16.0 million.

ETHEX--OUR TECHNOLOGICALLY DISTINGUISHED NON-BRANDED/GENERIC DRUG BUSINESS

         We established ETHEX, currently our largest business segment, in 1990 to utilize our portfolio of drug delivery systems to develop and market hard-to-copy non-branded/generic pharmaceuticals. We believe many of our ETHEX products enjoy higher gross margins due to our approach of selecting products which can take advantage of our proprietary drug delivery systems and our specialty manufacturing capabilities. ETHEX's net sales were $179.7 million for the fiscal year ended March 31, 2003 and $39.5 million for the three months ended June 30, 2003.

         To capitalize on ETHEX's unique non-branded/generic product capabilities, we continue to expand our ETHEX product portfolio. Over the past two years, we have introduced more than 20 new non-branded/generic products and have a number of products currently in development planned for marketing by ETHEX. Since January 1, 2002, we have received seven new Abbreviated New Drug Application, or ANDA, approvals and have several currently pending.

PARTICLE DYNAMICS--OUR VALUE-ADDED RAW MATERIAL BUSINESS

         Particle Dynamics develops and markets specialty raw material product lines for the pharmaceutical, nutritional, food and personal care industries. Particle Dynamics' technologies, DESCOTE(R), DESTAB(TM) and MicroMask(TM), include value-added active drug molecules, vitamins, minerals and other raw material ingredients that provide benefits such as improved taste or altered or controlled release profiles. These technologies offer enhanced product stability or more efficient manufacturing process advantages. Particle Dynamics' net sales were $17.4 million for the fiscal year ended March 31, 2003 and $3.9 million for the three months ended June 30, 2003. Particle Dynamics is also a significant supplier of value-added raw material for the Ther-Rx and ETHEX businesses.

                                   ----------

         Our principal executive offices are located at 2503 South Hanley Road, St. Louis, Missouri 63144, and our telephone number is (314) 645-6600.

                                  THE OFFERING

Issuer..............................    K-V Pharmaceutical Company

Notes Offered.......................    $200,000,000 aggregate principal amount
                                        of 2.5% Contingent Convertible
                                        Subordinated Notes Due 2033

Maturity............................    May 16, 2033

Ranking.............................    The Notes are our unsecured,
                                        subordinated obligations. They rank
                                        junior in right of payment to all of our existing and future senior indebtedness
                                        (as defined herein), and rank equally
                                        with all of our future subordinated
                                        indebtedness. The Notes are also
                                        effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. As of June 30, 2003, we had approximately
                                        $26.3 million of senior indebtedness and our subsidiaries had approximately $6.7 million of indebtedness and other liabilities, including trade payables but excluding intercompany liabilities, as to which the Notes are effectively subordinated. Neither we nor our subsidiaries are restricted under the indenture from incurring additional senior indebtedness or other indebtedness. See "Description of
                                        Notes--Subordination of Notes."

Interest Payment Dates..............    May 16 and November 16, beginning
                                        November 16, 2003

Contingent Interest.................    We will pay contingent interest during
                                        any six-month period from May 16 to
                                        November 15 and from November 16 to May
                                        15, with the initial six-month period
                                        commencing May 16, 2006, if the average
                                        trading price of the Notes per $1,000
                                        principal amount for the five trading
                                        day period ending on the third trading
                                        day immediately preceding the first day
                                        of the applicable six-month period
                                        equals $1,200 or more. During any period when contingent interest is payable, it will be payable at a rate equal to 0.5% per annum.

Conversion Rights...................    Holders may surrender Notes for
                                        conversion into shares of our Class A
                                        common stock prior to the maturity date
                                        in the following circumstances:

                                        o   during any quarter commencing after
                                            June 30, 2003, if the closing sale
                                            price of our Class A common stock
                                            for at least 20 trading days in the
                                            period of 30 consecutive trading
                                            days ending on the last trading day
                                            of the quarter preceding the quarter
                                            in which the conversion occurs
                                            exceeds 120% of
                                            the conversion price per share of
                                            our Class A common stock on that
                                            30th trading day;

                                        o   if we have called the Notes for
                                            redemption;

                                        o   during the five trading day period
                                            immediately following any nine
                                            consecutive trading day period in
                                            which the trading price per $1,000
                                            principal amount of the Notes for
                                            each day of such period was less
                                            than 95% of the product of the
                                            closing sale price of our Class A
                                            common stock on that day multiplied
                                            by the number of shares of our Class
                                            A common stock issuable upon
                                            conversion of $1,000 principal
                                            amount of the Notes; or

                                        o   upon the occurrence of specified
                                            corporate transactions described
                                            under "Description of
                                            Notes--Conversion Rights."

                                        Holders may convert any outstanding
                                        Notes into shares of our Class A common
                                        stock at the conversion price per share
                                        of $23.01. This represents a conversion
                                        rate of approximately 43.4594 shares of
                                        Class A common stock per $1,000
                                        principal amount of Notes. The
                                        conversion price may be adjusted for
                                        certain reasons, but will not be
                                        adjusted for accrued interest. Upon
                                        conversion, the holder will not receive
                                        any cash payment representing accrued
                                        and unpaid interest, including
                                        contingent interest, if any.

Optional Redemption.................    We may redeem some or all of the Notes
                                        at any time on or after May 21, 2006, at a price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, including contingent interest, if any, up to but not including the date of redemption, payable in cash.

Repurchase of Notes at the
Option of the Holder................    Holders may require us to repurchase the
                                        Notes on May 16, 2008, 2013, 2018, 2023
                                        and 2028 for a purchase price, payable
                                        in cash, equal to 100% of the principal
                                        amount of the Notes, plus accrued and
                                        unpaid interest, including contingent
                                        interest, if any, up to, but not
                                        including, the date of repurchase. See
                                        "Description of Notes--Repurchase of
                                        Notes at the Option of the Holder."

Change in Control...................    When a change in control, as that term
                                        is defined under "Description of
                                        Notes--Right to Require Purchase of
                                        Notes upon a Change in Control" occurs,
                                        holders will have the right to require
                                        us to repurchase
                                        the Notes at a purchase price, payable
                                        in cash, equal to 100% of the principal
                                        amount of the Notes, plus accrued and
                                        unpaid interest, including contingent
                                        interest, if any, up to, but not
                                        including, the date of repurchase.

Form of the Notes...................    The Notes are represented by one or more
                                        global notes in fully registered form,
                                        without coupons, deposited with a
                                        custodian for, and registered in the
                                        name of a nominee of DTC. Beneficial
                                        interests in the global notes is shown
                                        on, and transfers of the global notes
                                        are effected only through, records
                                        maintained by DTC and its participants.
                                        See "Description of Notes--Book-Entry
                                        System."

Registration Rights.................    We have agreed to use all reasonable
                                        efforts to keep the shelf registration
                                        statement, of which this prospectus
                                        forms a part, effective until the
                                        earlier of:

                                        o   the sale pursuant to the shelf
                                            registration statement of all of the
                                            Notes and any shares of our Class A
                                            common stock issued upon conversion
                                            of the Notes; and

                                        o   the expiration of the holding period
                                            applicable to the Notes and the
                                            shares of our Class A common stock
                                            issuable upon conversion of the
                                            Notes held by non-affiliates of K-V
                                            Pharmaceutical under Rule 144(k)
                                            under the Securities Act of 1933, as
                                            amended (the "Securities Act"), or
                                            any successor provision, subject to
                                            certain exceptions.

                                        If we fail to comply with certain of our obligations under the registration rights agreement, we will be required to pay liquidated damages to the holders of the Notes and any shares of our Class A common stock issued upon conversion of the Notes.

Trading.............................    The Notes issued in the private
                                        placements are eligible for trading in
                                        the PORTAL market. The Notes sold using
                                        this prospectus, however, will no longer be eligible for trading in the PORTAL market. We do not intend to list the Notes on any other national securities exchange or automated quotation system.
                                        Our Class A common stock is traded on
                                        the New York Stock Exchange under the
                                        symbol "KV.a."

Use of Proceeds.....................    We will not receive any proceeds from
                                        the sale by any selling securityholder
                                        of the Notes or our Class A common stock issuable upon conversion of the Notes.

Risk Factors........................    See "Risk Factors" and the other
                                        information included or incorporated by
                                        reference in this prospectus for a
                                        discussion of factors you should
                                        carefully consider before deciding to
                                        invest in the Notes or Class A common
                                        stock.

Ratios of Earnings to Fixed Charge..    See "Ratios of Earnings to Fixed
                                        Charges" in this prospectus for a table
                                        comparing our earnings to fixed charges
                                        over a five-year period.

                                   TAX SUMMARY

         Our counsel, Thompson Coburn LLP, has advised us that the Notes will be treated as indebtedness subject to the contingent payment debt instrument regulations for U.S. federal income tax purposes. Moreover, under the terms of the indenture, we and each holder of Notes agree to treat the Notes in this manner. Therefore, holders will be required to accrue interest income on the Notes, in the manner described in this prospectus, regardless of whether the holder uses the cash or accrual method of tax accounting. Holders will be required to accrue interest based on the rate at which we would issue a fixed rate nonconvertible debt instrument with no contingent payments, but with terms and conditions otherwise comparable to those of the Notes, which we have determined to be 9.5%. Accordingly, holders will be required to include interest in taxable income in each year in excess of any interest payments (whether fixed or contingent) actually received in that year. Furthermore, upon a sale, purchase by us at your option, exchange, conversion or redemption of the Notes, you will recognize gain or loss equal to the difference between your amount realized and your adjusted tax basis in the Notes. The amount realized by you will include, in the case of a conversion, the fair market value of the stock you receive. Any gain on a sale, purchase by us at your option, exchange, conversion or redemption of the Notes will be treated as ordinary interest income. You should consult your tax advisors as to the U.S. federal, state, local or other tax consequences of acquiring, owning and disposing of the Notes. See "Certain U.S. Federal Income Tax Considerations."

                                  RISK FACTORS

         Before you buy the Notes and the shares of Class A common stock issuable upon conversion of the Notes, you should know that making such an investment involves some risks, including the risks described below. You should carefully consider the factors described below in addition to the remainder of this prospectus and the information incorporated by reference before purchasing the Notes. The risks that we have highlighted here are not the only ones that we face. Additional risks presently unknown to us or that we currently consider immaterial or unlikely to occur could also impair our operations. If any of the risks actually occur, our business, financial condition or results of operations could be negatively affected.

                          RISKS RELATED TO OUR BUSINESS

WE NEED TO INTERNALLY DEVELOP NEW PRODUCTS TO ACHIEVE OUR STRATEGIC OBJECTIVES.

         We need to continue to develop and commercialize new brand name products and non-branded/generic products utilizing our proprietary drug delivery systems to maintain the growth of Ther-Rx, ETHEX and Particle Dynamics. To do this we will need to identify, develop and commercialize technologically enhanced branded products and identify, develop and commercialize drugs that are off-patent and that can be produced and sold by us as non-branded/generic products using our drug delivery technologies. If we are unable to identify, develop and commercialize new products, we may need to obtain licenses to additional rights to branded or non-branded/generic products, assuming they would be available for licensing, which could decrease our profitability. We cannot assure you that we will be successful in pursuing this strategy.

WE MAY NOT BE ABLE TO COMMERCIALIZE PRODUCTS UNDER DEVELOPMENT.

         Certain products we are developing will require significant additional development and investment, including preclinical and clinical testing, where required, prior to their commercialization. We expect that many of these products will not be commercially available for several years, if at all. We cannot assure you that such products or future products will be successfully developed, prove to be safe and effective in clinical trials (if required), meet applicable regulatory standards, or be capable of being manufactured in commercial quantities at reasonable cost.

OUR ACQUISITION STRATEGY MAY NOT BE SUCCESSFUL.

         We intend to continue to acquire pharmaceutical products, novel drug delivery technologies and/or companies that fit into our research, manufacturing, distribution or sales and marketing operations or that could provide us with additional products, technologies or sales and marketing capabilities. We may not be able to successfully identify, evaluate and acquire any such products, technologies or companies or, if acquired, we may not be able to successfully integrate such acquisitions into our business. We compete with many specialty pharmaceutical companies for products and product line acquisitions. These competitors may have substantially greater financial and managerial resources than we have.

WE DEPEND ON OUR PATENTS AND OTHER PROPRIETARY RIGHTS.

         Our success depends, in large part, on our ability to protect our current and future technologies and products, to defend our intellectual property rights and to avoid infringing on the proprietary rights of others. We have been issued numerous patents in the United States and in certain foreign countries which cover certain of our technologies, and have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products. The pharmaceutical field is crowded and a substantial number of patents have been issued. In addition, the patent position of pharmaceutical companies can be highly uncertain and frequently involves complex legal and factual questions. As a result, the breadth of claims allowed in patents relating to pharmaceutical applications or their validity and enforceability cannot be predicted. Patents are examined for patentability at patent offices against bodies of prior art which, by their nature, may be incomplete and imperfectly categorized. Therefore, even presuming that the examiner has been able to identify and cite the best prior art available to him during the examination process, any patent issued to us could later be found by a court or a patent office during post-issuance proceedings to be invalid in view of newly discovered prior art or already considered prior art or other legal reasons. Furthermore, there are categories of "secret" prior art unavailable to any examiner, such as the prior inventive activities of others, which could form the basis for invalidating any patent. In addition, there are other reasons why a patent may be found to be invalid, such as an offer for sale or public use of the patented invention in the United States more than one year before the filing date of the patent application. Moreover, a patent may be deemed unenforceable if, for example, the inventor or the inventor's agents failed to disclose prior art to the U.S. Patent and Trademark Office, or PTO, that they knew was material to patentability.

         The coverage claimed in a patent application can be significantly reduced before a patent is issued, either in the United States or abroad. Consequently, there can be no assurances that any of our pending or future patent applications will result in the issuance of patents. Patents issued to us may be subjected to further proceedings limiting their scope and may not provide significant proprietary protection or competitive advantage. Our patents also may be challenged, circumvented, invalidated or deemed unenforceable. Patent applications in the United States filed prior to November 29, 2000 are currently maintained in secrecy until and unless patents issue, and patent applications in certain other countries generally are not published until more than 18 months after they are first filed (which generally is the case in the United States for applications filed on or after November 29, 2000). In addition, publication of discoveries in scientific or patent literature often lags behind actual discoveries. As a result, we cannot be certain that we or our licensors will be entitled to any rights in purported inventions claimed in pending or future patent applications or that we or our licensors were the first to file patent applications on such inventions. Furthermore, patents already issued to us or our pending applications may become subject to dispute, and any dispute could be resolved against us. For example, we may become involved in re-examination, reissue or interference proceedings in the PTO, or opposition proceedings in a foreign country. The result of these proceedings can be the invalidation or substantial narrowing of our patent claims. We also could be subject to court proceedings that could find our patents invalid or unenforceable or could substantially narrow the scope of our patent claims. In addition, statutory differences in patentable subject matter may limit the protection we can obtain on some of our inventions outside of the United States. For example, methods of treating humans are not patentable in many countries outside of the United States. These and other issues may prevent us from obtaining patent protection outside of the United States. Furthermore, once patented in foreign countries, the inventions may be subject to mandatory working requirements and/or to compulsory licensing regulations.

         We also rely on trade secrets, unpatented proprietary know-how and continuing technological innovation that we seek to protect, in part by confidentiality agreements with licensees, suppliers, employees and consultants. These agreements may be breached by the other parties to these agreements. We may not have adequate remedies for any breach. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of our confidentiality agreements and there can be no assurance that any such disputes would be resolved in our favor. Furthermore, our trade secrets and proprietary technology may become known or be independently developed by our competitors, or patents may not be issued with respect to products or methods arising from our research, and we may not be able to maintain the confidentiality of information relating to those products or methods. Furthermore, certain unpatented technology may be subject to intervening rights.

WE DEPEND ON OUR TRADEMARKS AND RELATED RIGHTS.

         We also rely on our brand names. To protect our trademarks and goodwill associated therewith, domain name, and related rights, we generally rely on federal and state trademark and unfair competition laws, which are subject to change. Some, but not all, of our trademarks are registered in the jurisdictions where they are used. Some of our other trademarks are the subject of pending applications in the jurisdictions where they are used or intended to be used, and others are not.

         It is possible that third parties may own or could acquire rights in trademarks or domain names in the United States or abroad that are confusingly similar to or otherwise compete unfairly with our marks and domain names, or that our use of trademarks or domain names may infringe or otherwise violate the intellectual property rights of third parties. The use of similar marks or domain names by third parties could decrease the value of our trademarks or domain names and hurt our business, for which there may be no adequate remedy.

THIRD PARTIES MAY CLAIM THAT WE INFRINGE ON THEIR PROPRIETARY RIGHTS, OR SEEK TO CIRCUMVENT OURS.

         We may be required to defend against charges of infringement of patents, trademarks or other proprietary rights of third parties. This defense could require us to incur substantial expense and to divert significant effort of our technical and management personnel, and could result in our loss of rights to develop or make certain products or require us to pay monetary damages or royalties to license proprietary rights from third parties. If a dispute is settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, we cannot be certain that the necessary licenses would be available to us on acceptable terms, if at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing, using, selling and/or importing into the United States certain of our products. Litigation also may be necessary to enforce our patents against others or to protect our know-how or trade secrets. That litigation could result in substantial expense or put our proprietary rights at risk of loss, and we cannot assure you that any litigation will be resolved in our favor. There currently are two patent infringement lawsuits pending against us. Although we do not believe they will have a material adverse effect on our future financial condition or results, we cannot assure you of that.

WE MAY BE UNABLE TO MANAGE OUR GROWTH.

         Over the past eight years, our businesses and product offerings have grown substantially. This growth and expansion has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. To manage our growth, we must continue to (1) expand our operational, customer support and financial control systems and (2) hire, train and retain qualified personnel. We cannot assure you that we will be able to adequately manage our growth. If we are unable to manage our growth effectively, our business, results of operations and financial condition could be materially adversely affected.

WE MAY NOT OBTAIN REGULATORY APPROVAL FOR OUR NEW PRODUCTS ON A TIMELY BASIS, OR AT ALL.

         Many of our new products will require FDA approval. FDA approval typically involves lengthy, detailed and costly laboratory and clinical testing procedures, as well as the FDA's review and approval of the information submitted. We cannot assure you that the products we develop will be determined to be safe and effective in these testing procedures, or that they will be approved by the FDA. The FDA also has the authority to revoke for cause drug approvals previously granted.

WE MAY BE ADVERSELY AFFECTED BY THE CONTINUING CONSOLIDATION OF OUR DISTRIBUTION NETWORK AND THE CONCENTRATION OF OUR CUSTOMER BASE.

         Our principal customers are wholesale drug distributors, major retail drug store chains, independent pharmacies and mail order firms. These customers comprise a significant part of the distribution network for pharmaceutical products in the United States. This distribution network is continuing to undergo significant consolidation marked by mergers and acquisitions among wholesale distributors and the growth of large retail drug store chains. As a result, a small number of large wholesale distributors control a significant share of the market, and the number of independent drug stores and small drug store chains has decreased. We expect that consolidation of drug wholesalers and retailers will increase pricing and other competitive pressures on drug manufacturers. For the fiscal year ended March 31, 2003, our three largest customers accounted for 23%, 18% and 14% of our gross sales. The loss of any of these customers could materially and adversely affect our results of operations or financial condition.

THE REGULATORY STATUS OF CERTAIN OF OUR PRODUCTS MAY MAKE THEM SUBJECT TO INCREASED COMPETITION.

         Many of our products are manufactured and marketed without FDA approval. For example, our prenatal products, which contain folic acid, are sold as prescription multiple vitamin supplements. These types of prenatal vitamins are typically regulated by the FDA as prescription drugs, but are not covered by an NDA or an ANDA. As a result, competitors may more easily and rapidly introduce products competitive with our prenatal and other products that have a similar regulatory status.

CHANGES TO FDA REGULATIONS AND GUIDELINES, AS WELL AS COURT DECISIONS AND POSSIBLE ENACTMENT OF FURTHER CHANGES IN THE UNDERLYING STATUTORY PROVISIONS MAY IMPAIR OUR ABILITY TO QUALIFY FOR OR UTILIZE FULLY THE 180-DAY GENERIC MARKETING EXCLUSIVITY PERIOD FOR PATENT CHALLENGES, SUBSTANTIALLY DIMINISHING THE VALUE OF A FAVORABLE RULING AND THE INCENTIVES FOR CHALLENGING LISTED PATENTS.

         One of the key motivations for challenging patents is the reward of a 180-day period of market exclusivity. Under the Waxman-Hatch Act, the developer of a generic version of a product which is the first to have its ANDA accepted for filing by the FDA, and whose filing includes a certification that the patent is invalid, unenforceable and/or not infringed (a so-called "Paragraph IV certification"), may be eligible to receive a 180-day period of generic market exclusivity. This period of market exclusivity provides the patent challenger with the opportunity to earn a risk-adjusted return on legal and development costs associated with bringing a product to market.


         There is the possibility that new laws or regulations may be enacted, or that existing or new laws or regulations may be interpreted by the FDA or courts, in such a manner as to substantially change the incentives and the manner in which patents on drug products are enforced and challenged. Our business involves both enforcement of our own patents and challenges to the patents of others. We are not in a position to predict whether any such issues would ultimately have a positive or negative impact on our business. One or more of our product development or marketing plans could be adversely affected either by additional changes in the language or interpretation of the Waxman-Hatch provisions or by an extended period of uncertainty over whether and in what form such changes may be made.

WE FACE THE RISK OF PRODUCT LIABILITY CLAIMS, FOR WHICH WE MAY BE INADEQUATELY INSURED.

         Manufacturing, selling and testing pharmaceutical products involve a risk of product liability. Even unsuccessful product liability claims could require us to spend money on litigation, divert management's time, damage our reputation and impair the marketability of our products. A successful product liability claim outside of or in excess of our insurance coverage could require us to pay substantial sums and adversely affect our results of operations and financial condition.

         We previously distributed several low volume pharmaceutical products that contained phenylpropanolamine, or PPA, and that were discontinued in 2000 and 2001. We are presently named as a defendant in two product liability lawsuits in federal court in Nevada and Mississippi involving PPA. Both cases have been transferred to the nationwide, multi-district litigation for PPA claims now pending in the U.S. District Court for the Western District of Washington. Each lawsuit alleges bodily injury, wrongful death, economic injury, punitive damages, loss of consortium and/or loss of services from the use of our distributed pharmaceuticals containing PPA that have since been discontinued and/or reformulated to exclude PPA. A preliminary agreement has been reached on a settlement amount in the Nevada case and we expect that the case will be dismissed after a definitive settlement agreement is executed. Discovery in the Mississippi case is ongoing. That discovery is in the early stage and we are in the process of identifying and developing defenses to the claims. The ultimate outcome of this case and the potential effect on us cannot be determined.

         We are being defended and indemnified in the Nevada PPA lawsuit by our liability insurer subject to aggregate products-completed operations policy limits in the amount of $10 million and subject to a reservation of rights. Our product liability coverage was obtained on a claims made basis and provides coverage for judgments, settlements and defense costs arising from product liability claims. However, such insurance may not be adequate to remove the risk from some or all product liability claims, including PPA claims, and is subject to the limitations described in the terms of the policies. Furthermore, our product liability coverage for PPA claims expired for claims made after June 15, 2002. Although we renewed our product liability coverage through June 15, 2004, that policy excludes future PPA claims in accordance with the standard industry exclusion. Consequently, as of June 15, 2002, we have provided for legal defense costs and indemnity payments involving PPA claims on a going forward basis, including the Mississippi lawsuit that was filed during the June 15, 2002 through June 15, 2003 policy period. From time to time in the future, we may be subject to further litigation resulting from products containing PPA that we formerly distributed. We intend to vigorously defend against any claims that may be raised in the current and future litigations.

BECAUSE WE ARE INVOLVED IN CERTAIN LEGAL PROCEEDINGS WE MAY BE REQUIRED TO PAY DAMAGES THAT MAY IMPAIR OUR PROFITABILITY AND REDUCE OUR LIQUIDITY.

         ETHEX is a defendant in a lawsuit styled Healthpoint, Ltd. v. ETHEX Corporation, filed in federal court in San Antonio, Texas. In general, the plaintiffs allege that ETHEX's comparative promotion of its Ethezyme(TM) to Healthpoint's Accuzyme(R) product resulted in false advertising and misleading statements under various federal and state laws, and constituted unfair competition and misappropriation of trade secrets. In September 2001, the jury returned verdicts against ETHEX on certain false advertising, unfair competition and misappropriation claims. The jury awarded compensatory and punitive damages totaling $16.5 million. On October 1, 2002, the U.S. District Court for the Western District of Texas denied ETHEX's motion to set aside the jury's verdict. On September 18, 2003, the U.S. District Court for the Western District of Texas denied ETHEX's post-judgment motions. On December 17, 2002, the court entered a judgment awarding attorneys' fees to Healthpoint in an amount to be subsequently determined. Subsequently, on September 30, 2003, the court entered an order awarding Healthpoint $1.8 million in attorneys' fees and related expenses.

         We believe that the jury award and the court's award of attorneys' fees are excessive and are not sufficiently supported by the facts or the law. We intend to vigorously prosecute an appeal of both awards. We and our counsel believe that there are meritorious arguments to be raised during the appeal process; however, we cannot give any assurance that we will prevail on appeal. As a result of the court's earlier decisions, our results of operations for the quarter ended September 30, 2002 included a reserve for potential damages of $16.5 million, which was reflected in accrued liabilities on our consolidated balance sheet as of June 30, 2003. We will record an additional reserve of $1.8 million for the quarter ended September 30, 2003 in light of the court's award of attorneys' fees and related expenses.

WE DEPEND ON LICENSES FROM OTHERS, AND ANY LOSS OF THESE LICENSES COULD HARM OUR BUSINESS, MARKET SHARE AND PROFITABILITY.

         We have acquired the rights to manufacture, use and/or market certain products. We also expect to continue to obtain licenses for other products and technologies in the future. Our license agreements generally require us to develop the markets for the licensed products. If we do not develop these markets, the licensors may be entitled to terminate these license agreements.

         We cannot be certain that we will fulfill all of our obligations under any particular license agreement for any variety of reasons, including insufficient resources to adequately develop and market a product, lack of market development despite our efforts and lack of product acceptance. Our failure to fulfill our obligations could result in the loss of our rights under a license agreement.

         Certain products we have the right to license are at certain stages of clinical tests and FDA approval. Failure of any licensed product to receive regulatory approval could result in the loss of our rights under its license agreement.

WE MAY HAVE FUTURE CAPITAL NEEDS, AND FUTURE ISSUANCES OF EQUITY SECURITIES WILL RESULT IN DILUTION.

         We anticipate that funds generated internally, together with funds available under our credit facility and the proceeds of the initial offering of the Notes by us, will be sufficient to implement our business plan for the foreseeable future, subject to additional needs that may arise if acquisition opportunities become available. We also may need additional capital if unexpected events occur or opportunities arise. Additional capital might be raised through the public or private sale of debt or equity securities or through an increase in our bank line of credit or under a new loan agreement. If we sell equity securities, the percentage ownership of our company into which the Notes may be converted will decrease. Furthermore, those securities could have rights, preferences and privileges more favorable than those of our Class A common stock.

        We also cannot assure you that additional funding will be available, or available on terms favorable to us. If the funding is not available, we may not be able to fund our expansion, take advantage of acquisition opportunities or respond to competitive pressures.

                          RISKS RELATED TO OUR INDUSTRY

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY CHANGES IN THIRD PARTY REIMBURSEMENT PRACTICES, THIRD PARTY REJECTION OF OUR PRODUCTS AND RELATED PRICING PRESSURES.

         The market for our products may be limited by actions of third party payers, such as government and private health insurers and managed care organizations. For example, many managed health care organizations are now controlling the pharmaceuticals that appear on their lists of reimbursable medications. The resulting competition among pharmaceutical companies to place their products on these formulary lists has created a trend of downward pricing pressure in the industry. In addition, many managed care organizations are pursuing various ways to reduce pharmaceutical costs and are considering formulary contracts primarily with those pharmaceutical companies that can offer a full line of products for a given therapeutic category or disease state. Our products might not be included in the formulary lists of managed care organizations. Also, downward pricing pressure in the industry generally may negatively impact our results of operations.

         Our ability to market generic pharmaceutical products successfully depends, in part, on the acceptance of the products by independent third parties, including pharmacies, government formularies and other retailers, as well as patients. We manufacture a number of prescription drugs which are used by patients who have severe health conditions. Although the brand-name products generally have been marketed safely for many years prior to our introduction of a generic or non-branded alternative, there is a possibility that one of these products could produce a side effect which could result in an adverse effect on our ability to achieve acceptance by managed care providers, pharmacies and other retailers, customers and patients. If these independent third parties do not accept our products, it could have a material adverse effect on our revenues and profitability.

         Furthermore, a number of legislative and regulatory proposals aimed at changing the health care system have been proposed. We cannot predict whether any of these proposals will be adopted or the effect they may have on our business. The fact that these proposals are pending, the nature of these proposals and the adoption of any of these proposals are likely to increase industry-wide pricing pressure.

OUR BUSINESS IS SUBJECT TO EXTENSIVE GOVERNMENT REGULATION.

         Our business is subject to extensive regulation by numerous governmental authorities in the United States and other countries, particularly the FDA. Failure to comply with applicable FDA or other regulatory requirements may result in criminal prosecution, civil penalties, injunctions, recall or seizure of products and total or partial suspension of production, as well as other regulatory actions against our products and us.

         We market certain drug products in the United States without FDA approval under certain "grandfather" clauses and statutory and regulatory exceptions to the pre-market approval requirement for "new drugs" under the Federal Food, Drug and Cosmetic Act, or FDCA. A determination as to whether a particular product does or does not require FDA pre-market review and approval can involve consideration of numerous complex and imprecise factors. If a determination is made by the FDA that any product marketed without approval requires such approval, the FDA may institute enforcement actions, including product seizure, or an action seeking an injunction against further marketing and may or may not allow sufficient time to obtain the necessary approvals before it seeks to curtail further marketing. For example, in October 2002, the FDA sent warning letters to manufacturers and distributors of unapproved prescription drug products containing the expectorant guaifenesin as a single entity in a solid oral dosage form. Citing the recent approval of one such product, the FDA warning letters asserted that the marketing of all such products without NDA or ANDA approval should stop. The FDA subsequently agreed to allow continued manufacture through May 2003 and sale through October 2003 of the products, and we are complying with those deadlines unless and until we obtain NDA or ANDA approval for our versions of the affected guaifenesin products. We are not in a position to predict whether or when the FDA might choose to raise similar objections to the marketing without NDA or ANDA approval of another category or categories of our drug products represented in our product lines. In the event such objections are raised, we could be required or could decide to cease distribution of additional products until pre-market approval is obtained. In addition, we may not be able to obtain any particular approval that may be required or such approvals may not be obtained on a timely basis.

         In addition to compliance with current Good Manufacturing Practice, or cGMP, requirements, drug manufacturers must register each manufacturing facility with the FDA. Manufacturers also must be registered with the Drug Enforcement Administration, or DEA, and similar state and local regulatory authorities if they handle controlled substances, and with the Environmental Protection Agency, or EPA, and similar state and local regulatory authorities if they generate toxic or dangerous wastes. We are currently in material compliance with cGMP and are registered with the appropriate agencies. Non-compliance with applicable cGMP requirements or the rules and regulations of these agencies can result in fines, recall or seizure of products, total or partial suspension of production and/or distribution, refusal of government agencies to grant pre-market approval or other product applications and criminal prosecution. Despite our ongoing efforts, cGMP requirements and other regulatory requirements, and related enforcement priorities and policies, may evolve over time and we may not be able to remain continuously in material compliance with all of these requirements.

         From time to time, governmental agencies have conducted investigations of other pharmaceutical companies relating to the distribution and sale of drug products to government purchasers or subject to government or third party reimbursement. We believe that we have marketed our products in compliance with applicable laws and regulations. However, standards sought to be applied in the course of governmental investigations may not be consistent with standards previously applied to our industry generally or previously understood by us to be applicable to our activities.

OUR INDUSTRY IS HIGHLY COMPETITIVE.

         Numerous pharmaceutical companies are involved, or are becoming involved, in the development and commercialization of products incorporating advanced drug delivery systems. Our business is highly competitive, and we believe that competition will continue to increase in the future. Many pharmaceutical companies have invested, and are continuing to invest, significant resources in the development of proprietary drug delivery systems. In addition, several companies have been formed to develop specific advanced drug delivery systems. Many of these pharmaceutical and other companies who may develop drug delivery systems have greater financial, research and development and other resources than we do, as well as more experience in commercializing pharmaceutical and drug delivery products. Those companies may develop products using their drug delivery systems more rapidly than we do or develop drug delivery systems that are more effective than ours and thus may represent significant potential competitors.

         Our branded pharmaceutical business is subject to competition from larger companies with greater financial resources that can support larger sales forces. The ability of a sales force to compete is affected by the number of physician calls it can make, which is directly related to its size, the brand name recognition it has in the marketplace and its advertising and promotional efforts. We are not as well established in our branded product sales initiative as larger pharmaceutical producers and could be adversely affected by competition from companies with larger, more established sales forces and higher advertising and promotional expenditures.

         Our non-branded/generic pharmaceutical business is also subject to competitive pressures from a number of companies, some of which have greater financial resources and broader product lines. To the extent that we succeed in being first to market with a non-branded/generic version of a significant product, our sales and profitability can be substantially increased in the period following the introduction of such product and prior to additional competitors' introduction of an equivalent product. Competition is generally on price, which can have an adverse effect on profitability as falling prices erode margins. In addition, the continuing consolidation of the customer base (wholesale distributors and retail drug chains) and the impact of managed care organizations will increase competition as suppliers compete for fewer customers. Consolidation of competitors will increase competitive pressures as larger suppliers are able to offer a broader product line. Further, companies continually seek new ways to defeat generic competition, such as filing applications for new patents to cover drugs whose original patent protection is about to expire, developing and marketing other dosage forms including patented controlled-release products or developing and marketing as over-the-counter products those branded products which are about to lose exclusivity and face non-branded/generic competition.

         In addition to litigation over patent rights, pharmaceutical companies are often the subject of objections by competing manufacturers over the qualities of their branded or generic products and/or their promotional activities. For example, marketers of branded products have challenged the marketing of certain of our non-branded products that do not require FDA approval and are not rated for therapeutic equivalence. Currently, ETHEX is a defendant in ongoing litigation with Healthpoint, regarding allegations of unfair competition and misleading marketing. A jury verdict against us is currently pending, which the court refused to set aside. As a result, we made an appropriate provision for liability in our financial statements at the time of the court's ruling. We intend to vigorously appeal the judgment entered by the court. Competitors' objections may be pursued in complaints before governmental agencies or courts. These objections can be very expensive to pursue or to defend, and the outcome of agency or court review of the issues raised is impossible to predict. In these proceedings companies can be subjected to restrictions on their activities or to liability for alleged damages despite their belief that their products and procedures are in full compliance with appropriate standards. In addition, companies that pursue what they believe are legitimate complaints about competing manufacturers and/or their products may nevertheless be unable to obtain any relief.

OUR INDUSTRY EXPERIENCES RAPID TECHNOLOGICAL CHANGE.

         The drug delivery industry is a rapidly evolving field. A number of companies, including major pharmaceutical companies, are developing and marketing advanced delivery systems for the controlled delivery of drugs. Products currently on the market or under development by competitors may deliver the same drugs, or other drugs to treat the same indications, as many of the products we market or are developing. The first pharmaceutical branded or non-branded/generic product to reach the market in a therapeutic area often obtains and maintains significant market share relative to later entrants to the market. Our products also compete with drugs marketed not only in similar delivery systems but also in traditional dosage forms. New drugs, new therapeutic approaches or future developments in alternative drug delivery technologies may provide advantages over the drug delivery systems and products that we are marketing, have developed or are developing.

         Changes in drug delivery technology may require substantial investments by companies to maintain their competitive position and may provide opportunities for new competitors to enter the industry. Developments by others could render our drug delivery products or other technologies uncompetitive or obsolete. If others develop drugs which are cheaper or more effective or which are first to market, sales or prices of our products could decline.

                           RISKS RELATED TO THE NOTES

WE MAY NOT BE ABLE TO REPURCHASE THE NOTES WHEN REQUIRED TO.

         On May 16, 2008, 2013, 2018, 2023 and 2028 and upon the occurrence of a change in control, holders of the Notes may require us to offer to repurchase their Notes for cash. We may not have sufficient funds at the time of any such events to make the required repurchases.

         The source of funds for any repurchase required as a result of any such events will be our available cash or cash generated from operating activities or other sources, including borrowings, sales of assets, sales of equity or funds provided by a new controlling entity. We cannot assure you, however, that sufficient funds will be available at the time of any such events to make any required repurchases of the

Notes tendered. Furthermore, the use of available cash to fund the repurchase of the Notes may impair our ability to obtain additional financing in the future.

OUR REPORTED EARNINGS PER SHARE MAY BE MORE VOLATILE BECAUSE OF THE CONVERSION CONTINGENCY PROVISION OF THE NOTES.

         Holders of the Notes may convert the Notes into our Class A common stock during any quarter commencing after June 30, 2003, if the closing sale price of our Class A common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the quarter preceding the quarter in which the conversion occurs is more than 120% of the conversion price per share of our Class A common stock on that 30th trading day. Until this contingency is met, the shares underlying the Notes are not included in the calculation of reported earnings per share. Should this contingency be met, reported earnings per share would be expected to decrease as a result of the inclusion of the underlying shares in the earnings per share calculation. An increase in volatility in our stock price could cause this condition to be met in one quarter and not in a subsequent quarter, increasing the volatility of reported fully diluted earnings per share.

YOU SHOULD CONSIDER THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF OWNING NOTES.

         We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. As a result of such treatment, if you are a U.S. investor who is a holder of Notes, you will be required to include amounts in income, as ordinary income, in advance of the receipt of the cash or other property attributable thereto. The amount of interest income required to be included by you for each year will be in excess of the fixed interest (and contingent interest, if any) that accrues on the Notes. You will recognize gain or loss on the sale, purchase by us at your option, exchange, conversion or redemption of a Note in an amount equal to the difference between the amount realized on the sale, purchase by us at your option, exchange, conversion or redemption, including the fair market value of any of our Class A common stock received upon conversion, and your adjusted tax basis in the Note. Any gain recognized by you on the sale, purchase by us at your option, exchange, conversion or redemption of a Note generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. Non-U.S. Holders are urged to consult their tax advisors regarding a prospective purchase of the Notes. Certain U.S. federal income tax consequences of the purchase, ownership, and disposition of the Notes are summarized in this prospectus under the heading "Certain U.S. Federal Income Tax Considerations."

THE NOTES ARE SUBORDINATED TO OUR SENIOR INDEBTEDNESS AND TO LIABILITIES OF OUR SUBSIDIARIES AND THEREFORE YOU COULD RECEIVE LESS THAN HOLDERS OF SENIOR INDEBTEDNESS OR CREDITORS OF OUR SUBSIDIARIES UPON LIQUIDATION OR INSOLVENCY OF US OR A SUBSIDIARY.

         The Notes are subordinate in right of payment to the prior payment in full of all our senior indebtedness. Upon any payment or distribution of our assets of any kind upon any dissolution, winding-up, liquidation or reorganization of us, all amounts due on all of our senior indebtedness will first be paid in full before the holders of the Notes are entitled to receive or retain any payment. As a result, in the event of our liquidation or insolvency, holders of senior indebtedness may recover more, ratably, than holders of the Notes.

         The indenture does not contain any restriction on the payment of dividends, the incurrence of indebtedness or the repurchase of our securities, and does not contain financial covenants. In addition, the Notes are our exclusive obligations. Because substantially all of our operations are conducted through subsidiaries, our cash flow and consequent ability to service debt, including the Notes, will depend in part upon the earnings of our subsidiaries and the distribution of those earnings to, or under loans or other payments of funds by our subsidiaries to, us. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, will depend upon the earnings of those subsidiaries and are subject to various business considerations.

WE EXPECT THAT THE TRADING VALUE OF THE NOTES WILL BE SIGNIFICANTLY AFFECTED BY THE PRICE OF OUR CLASS A COMMON STOCK AND OTHER FACTORS.

         The market price of the Notes is expected to be significantly affected by the market price of our Class A common stock. This may result in greater volatility in the trading value of the Notes than would be expected for nonconvertible debt securities. In addition, the Notes have a number of features, including conditions to conversion, which, if not met, could result in a holder receiving less than the value of our Class A common stock into which a Note would otherwise be convertible. These features could adversely affect the value and the trading prices for the Notes.

BECAUSE THERE IS NO CURRENT MARKET FOR THE NOTES, WE CANNOT ASSURE YOU THAT AN ACTIVE TRADING MARKET WILL DEVELOP.

         There is no established trading market for the Notes. Although the Notes sold to qualified institutional buyers under Rule 144A are eligible for trading in the PORTAL market, the Notes resold pursuant to this prospectus will no longer trade in the PORTAL market. As a result there may be a limited market for the Notes. We do not intend to apply for listing of the Notes on any securities exchange or for inclusion of the Notes in any automated quotation system. Accordingly, we cannot predict whether an active trading market for the Notes, following their registration, will develop or be sustained. If an active market for the Notes fails to develop or to be sustained, the trading price of the Notes could fall. Moreover, the Notes could trade at prices that may be lower than their initial offering price. In addition, the market price for the Notes may be adversely affected by changes in our financial performance, changes in the overall market for similar securities and changes in performance or prospects for companies in our industry.

                    RISKS RELATED TO OUR CLASS A COMMON STOCK

MANAGEMENT STOCKHOLDERS CONTROL OUR COMPANY.

         At September 29, 2003, our directors and executive officers beneficially owned approximately 15% of our Class A common stock and approximately 50% of our Class B common stock. As a result, these persons control approximately 47% of the combined voting power represented by our outstanding securities. These persons will retain effective voting control of our company and are expected to continue to have the ability to effectively determine the outcome of any matter being voted on by our stockholders, including the election of directors and any merger, sale of assets or other change in control of our company.

THE MARKET PRICE OF OUR STOCK HAS BEEN AND MAY CONTINUE TO BE VOLATILE.

         The market prices of securities of companies engaged in pharmaceutical development and marketing activities historically have been highly volatile. In addition, any or all of the following may have a significant impact on the market price of our Class A common stock: announcements by us or our competitors of technological innovations or new commercial products; delays in the development or approval of products; developments or disputes concerning patent or other proprietary rights; publicity regarding actual or potential medical results relating to products marketed by us or products under development; regulatory developments in both the United States and foreign countries; publicity regarding actual or potential acquisitions; public concern as to the safety of drug technologies or products;

financial results which are different from securities analysts' forecasts; and economic and other external factors, as well as period-to-period fluctuations in our financial results.

FUTURE SALES OF COMMON STOCK COULD ADVERSELY AFFECT OUR CLASS A COMMON STOCK.

         As of June 30, 2003, an aggregate of 2,849,209 shares of our Class A common stock and 655,722 shares of our Class B common stock were issuable upon exercise of outstanding stock options under our stock option plans, and an additional 2,604,300 shares of our Class A common stock and 1,879,500 shares of Class B common stock were reserved for the issuance under these plans. In addition, as of June 30, 2003, 337,500 shares of our Class A common stock were reserved for issuance upon conversion of our outstanding 7% cumulative convertible preferred stock.

         Future sales of our common stock and instruments convertible or exchangeable into our common stock and transactions involving equity derivatives relating to our common stock, or the perception that such sales or transactions could occur, could adversely affect the market price of our common stock. This could, in turn, have an adverse effect on the trading price of the Notes resulting from, among other things, a delay in the ability of holders to convert their Notes into our Class A common stock.

OUR CHARTER PROVISIONS AND DELAWARE LAW MAY HAVE ANTI-TAKEOVER EFFECTS.

         Our Amended Certificate of Incorporation authorizes the issuance of common stock in two classes, Class A common stock and Class B common stock. Each share of Class A common stock entitles the holder to one-twentieth of one vote on all matters to be voted upon by stockholders, while each share of Class B common stock entitles the holder to one full vote on each matter considered by the stockholders. In addition, our directors have the authority to issue additional shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions of those shares without any further vote or action by the stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The existence of two classes of common stock with different voting rights and the ability of our directors to issue additional shares of preferred stock could make it more difficult for a third party to acquire a majority of our voting stock. Other provisions of our Amended Certificate of Incorporation and Bylaws, such as a classified board of directors, also may have the effect of discouraging, delaying or preventing a merger, tender offer or proxy contest, which could have an adverse effect on the market price of our Class A common stock.

         In addition, certain provisions of Delaware law applicable to our company could also delay or make more difficult a merger, tender offer or proxy contest involving our company, including Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years unless certain conditions are met. Our senior management is entitled to certain payments upon a change in control. All of our stock option plans provide for the acceleration of vesting in the event of a change in control in our company.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale by any securityholder of the Notes or our Class A common stock issuable upon conversion of the Notes.

                       RATIOS OF EARNINGS TO FIXED CHARGES

                                                                                                     THREE
                                                                                                     MONTHS
                                                          FISCAL YEAR ENDED MARCH 31,                ENDED
                                             --------------------------------------------------     JUNE 30,
                                               1998     1999     2000    2001     2002    2003        2003
                                             -------  -------  ------- -------  ------- -------     --------
Ratios of earnings to fixed charges.......     22.9     41.2     16.1    16.7     30.3    25.8        25.1

         For purposes of computing the ratios of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges. Fixed charges represent interest expense and the portion of rent expense that is representative of a reasonable approximation of interest.

                           PRICE RANGE OF COMMON STOCK

         Our Class A common stock and Class B common stock both trade on the New York Stock Exchange under the symbols "KV.a." and "KV.b.," respectively. The following table sets forth the high and low closing sale prices per share of the Class A common stock and Class B common stock, as reported on the New York Stock Exchange, for the periods indicated. On October 13, 2003, the closing sale prices for our Class A common stock and Class B common stock, as reported on the New York Stock Exchange, were $22.95 and $23.09 per share, respectively.

                                                      CLASS A               CLASS B
                                                   COMMON STOCK          COMMON STOCK
                                               --------------------  --------------------
                                                 HIGH        LOW        HIGH       LOW
                                               ---------  ---------  ---------  ---------
YEAR ENDED MARCH 31, 2002
  First Quarter............................    $   18.50  $   11.00  $   22.33  $   10.83
  Second Quarter...........................        20.63      16.00      22.00      17.53
  Third Quarter............................        19.67      15.86      21.64      17.87
  Fourth Quarter...........................        19.62      15.93      22.02      18.00
YEAR ENDED MARCH 31, 2003
  First Quarter............................    $   21.30  $   16.75  $   22.00  $   17.50
  Second Quarter...........................        16.00      11.19      16.17      11.20
  Third Quarter............................        15.77      10.00      15.93      10.21
  Fourth Quarter...........................        16.00      10.95      16.26      11.19
YEAR ENDING MARCH 31, 2004
  First Quarter............................    $   20.29  $   12.61  $   20.39  $   12.63
  Second Quarter...........................    $   23.49  $   17.91  $   23.53  $   18.09
  Third Quarter (through October 13, 2003).    $   22.95  $   22.22  $   23.19  $   22.31

                                 DIVIDEND POLICY

         Since 1980 we have not declared or paid any cash dividends on our common stock and we do not plan to do so in the foreseeable future. No dividends may be paid on Class A or Class B common stock unless all dividends on our 7% cumulative convertible preferred stock have been declared and paid. On May 12, 2003, we paid all then accrued dividends on our 7% cumulative convertible preferred stock. We must pay dividends on Class A common stock, equal to 120% of the dividends per share paid on the Class B common stock, when, and if, we declare and distribute non-stock dividends on the Class B common stock. Also, under the terms of our credit agreement we may not pay cash dividends in excess of 25% of the prior fiscal year's consolidated net income. For the foreseeable future, we plan to use cash generated from operations for general corporate purposes, including funding potential acquisitions, research and development and working capital.

                              DESCRIPTION OF NOTES

         The Notes were issued under an indenture, dated as of May 16, 2003, between K-V Pharmaceutical Company and Deutsche Bank Trust Company Americas, as trustee. The following description is only a summary of the material provisions of the Notes, the related indenture and the registration rights agreement. We urge you to read the indenture, the Notes and the registration rights agreement in their entirety because they, and not this description, define your rights as holders of the Notes. You may request copies of these documents at our address shown under the caption "Information Incorporated by Reference." The terms of the Notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. For purposes of this section, references to "we," "us," "our" and "K-V Pharmaceutical" include only K-V Pharmaceutical Company and not its subsidiaries.

GENERAL

         The Notes are our general, unsecured obligation and are subordinate in right of payment as described under "--Subordination of Notes." On May 16, 2003, we issued an aggregate principal amount of $200,000,000 of Notes. The Notes will mature on May 16, 2033, unless earlier redeemed at our option as described under "--Optional Redemption of the Notes," repurchased by us at a holder's option on certain dates as described under "--Repurchase of Notes at the Option of the Holder" or repurchased by us at a holder's option upon a change in control of K-V Pharmaceutical as described under "--Right to Require Purchase of Notes upon a Change in Control." The Notes are convertible into shares of our Class A common stock as described under "--Conversion Rights."

         Interest on the Notes accrues at an interest rate of 2.5% per annum and is payable semiannually in arrears on May 16 and November 16 of each year, commencing on November 16, 2003. Interest on the Notes began accruing on May 16, 2003; provided, however, if interest has already been paid, interest will accrue only from the date it was most recently paid. We will make each interest payment to the holders of record of the Notes on the immediately preceding May 1 and November 1, whether or not this day is a business day. Interest payable upon redemption will be paid to the person to whom principal is payable. Interest on the Notes is computed on the basis of a 360-day year comprised of twelve 30-day months. We will pay the principal of, and interest (including contingent interest, if any) on, the Notes at the office or agency maintained by us in the Borough of Manhattan in New York City. Holders may register the transfer of their Notes at the same location. We reserve the right to pay interest to holders of the Notes by check mailed to the holders at their registered addresses. However, a holder of Notes with an aggregate principal amount in excess of $1,000,000 who furnishes payment instructions will be paid by wire transfer in immediately available funds. The Notes were issued in fully registered book-entry form, without coupons, and are represented by one or more global notes. The Notes were issued in denominations of $1,000 of principal amount and any integral multiple of $1,000. There will be no service charge for any registration of transfer or exchange of Notes. We may, however, require holders to pay a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with any transfer or exchange.

         The indenture does not contain any restriction on the payment of dividends, the incurrence of indebtedness or the repurchase of our securities, and does not contain any financial covenants. Other than as described under "--Right to Require Purchase of Notes upon a Change in Control," the indenture contains no covenants or other provisions that afford protection to holders of Notes in the event of a highly leveraged transaction.

CONTINGENT INTEREST

         We will pay contingent interest during any six-month period, from May 16 to November 15 and from November 16 to May 15, with the initial six-month period commencing May 16, 2006, if the average trading price of the Notes per $1,000 principal amount for the five trading day period ending on the third trading day immediately preceding the first day of the applicable six-month period equals $1,200 or more. The average trading price of the Notes shall be determined no later than the second trading day immediately preceding the first day of the applicable six-month period by the conversion agent acting as calculation agent in the manner set forth in the definition of "trading price" under "--Conversion Rights; Conversion Upon Satisfaction of Trading Price Condition." During any period when contingent interest is payable, it will be payable at a rate equal to 0.5% per annum. We will pay contingent interest, if any, in the same manner as we will pay interest as described above under "--General."

CONVERSION RIGHTS

         A holder may convert any outstanding Notes into shares of our Class A common stock at an initial conversion price per share of $23.01. This represents a conversion rate of approximately 43.4594 shares per $1,000 principal amount of the Notes. The conversion price (and resulting conversion rate) is, however, subject to adjustment as described below. A holder may convert Notes only in denominations of $1,000 and integral multiples of $1,000.

General

         Holders may surrender Notes for conversion into shares of our Class A common stock prior to the maturity date in the following circumstances:

         o        upon satisfaction of the market price condition;

         o        if we have called the Notes for redemption;

         o        upon satisfaction of the trading price condition; or

         o        upon the occurrence of specified corporate transactions.

Conversion Upon Satisfaction of Market Price Condition

         A holder may surrender any of its Notes for conversion into shares of our Class A common stock during any quarter commencing after June 30, 2003 if the closing sale price of our Class A common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding quarter exceeds 120% of the conversion price per share on that 30th trading day. The conversion agent, which will initially be the trustee, will determine on our behalf at the end of each quarter whether the Notes are convertible as a result of the market price of our Class A common stock.

Conversion Upon Notice of Redemption

         A holder may surrender for conversion any Note called for redemption at any time prior to the close of business on the day that is two business days prior to the redemption date, even if the Notes are not otherwise convertible at such time.

Conversion Upon Satisfaction of Trading Price Condition

         A holder may surrender any of its Notes for conversion into shares of Class A common stock during the five trading day period immediately following any nine consecutive trading day period in which the trading price per $1,000 principal amount of the Notes (as determined following a request by a holder of the Notes in accordance with the procedures described below) for each day of such period was less than 95% of the product of the closing sale price per share of our Class A common stock on that day multiplied by the number of shares of our Class A common stock issuable upon conversion of $1,000 principal amount of the Notes; provided, however, that if, on the date of any conversion pursuant to this 95% price condition, the closing sale price per share of our Class A common stock is greater than the conversion price, then a holder surrendering Notes for such conversion will receive, in lieu of a number of shares of our Class A common stock based on the conversion price, cash or Class A common stock or a combination of both, at our option, with a value equal to the principal amount of such holder's Notes so surrendered as of the conversion date (which we refer to as a principal value conversion). If a holder surrenders its Notes for such conversion, we will notify such holder by the second trading day following the date of conversion whether we will pay such holder in cash, our Class A common stock or a combination of cash and our Class A common stock, and in what percentage. Any shares of our Class A common stock delivered will be valued at the greater of (x) the conversion price on the conversion date and (y) the closing sale price of our Class A common stock on the third trading day after the conversion date. We will pay such holder any portion of the principal amount of such holder's Notes so surrendered to be paid in cash on the third trading day after the conversion date. With respect to any portion of the sum of the principal amount of such holder's Notes so surrendered to be paid in shares of our Class A common stock, we will deliver the shares to such holder on the fourth trading day following the conversion date.

         The "trading price" of the Notes on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of Notes obtained by the conversion agent for $5,000,000 principal amount of the Notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if at least three such bids cannot reasonably be obtained by the conversion agent, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the conversion agent, this one bid shall be used. If the conversion agent cannot reasonably obtain at least one bid for $5,000,000 principal amount of the Notes from a nationally recognized securities dealer or, in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the Notes, then the trading price of the Notes will be determined in good faith by the conversion agent acting as calculation agent taking into account in such determination such factors as it, in its sole discretion after consultation with us, deems appropriate. Other than in connection with a determination of whether contingent interest shall be payable, the conversion agent shall have no obligation to determine the trading price of the Notes unless we have requested such determination; and we shall have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price of the Notes is less than 95% of the product of the closing sale price of our Class A common stock and the number of shares issuable upon conversion of $1,000 principal amount of the Notes; at which time, we shall instruct the conversion agent to determine the trading price of the Notes beginning on the next trading day and on each successive trading day until the trading price is greater than or equal to 95% of the product of the closing sale price of our Class A common stock and the number of shares of our Class A common stock issuable upon conversion of $1,000 principal amount of the Notes.

Conversion Upon Specified Corporate Transactions

         If we elect to:

         o distribute to all holders of our Class A common stock rights, warrants or options entitling them to subscribe for or purchase, for a period expiring within 60 days of the date of distribution, shares of our common stock at less than the then current market price; or

         o distribute to all holders of shares of our Class A common stock any shares of our capital stock (other than our common stock), evidence of indebtedness, cash, other assets or certain rights to purchase our securities, which distribution has a per share value exceeding 5% of the closing price of our Class A common stock on the trading day preceding the declaration date for such distribution, we must notify the holders of Notes at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their Notes for conversion until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. This provision shall not apply if the holder of a Note otherwise participates in the distribution without conversion.

         In addition, if we are a party to a consolidation, merger, share exchange, sale of all or substantially all of our assets or other similar transaction, in each case pursuant to which the shares of our Class A common stock would be subject to conversion into cash, securities or other property, a holder may surrender its Notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of such transaction until and including the date which is 15 days after the actual date of such transaction. If we are a party to a consolidation, merger, share exchange, sale of all or substantially all of our assets or other similar transaction, in each case pursuant to which the shares of our Class A common stock are converted into cash, securities, or other property, then at the effective time of the transaction, a holder's right to convert its Notes into shares of our Class A common stock will be changed into a right to convert such Notes into the kind and amount of cash, securities and other property which such holder would have received if such holder had converted such Notes immediately prior to the transaction. If the transaction also constitutes a change in control, such holder can require us to repurchase all or a portion of its Notes as described under "--Right to Require Purchase of Notes upon a Change in Control."

         If a holder of a Note has delivered notice of its election to have such Note repurchased at the option of such holder or as a result of a change in control, such Note may be converted only if the notice of election is withdrawn as described, respectively, under "--Repurchase of Notes at the Option of the Holder" or "--Right to Require Purchase of Notes upon a Change in Control."

CONVERSION PRICE ADJUSTMENTS

         We will adjust the conversion price if (without duplication):

         (1) we issue shares of our Class A common stock or other capital stock as a dividend or distribution on our Class A common stock;

         (2)      we subdivide, combine or reclassify our Class A common stock;

         (3) we issue to all or substantially all holders of our Class A common stock rights, warrants or options entitling them to subscribe for or purchase shares of our common stock or securities convertible into shares of our common stock at a price per share less than the market price;

         (4) we distribute to all or substantially all holders of our Class A common stock evidences of our indebtedness, shares of capital stock (other than shares of our common stock), securities, cash, other securities or assets, rights, warrants or options, excluding:

                  o those rights, warrants or options referred to in clause (3) above;

                  o any dividend or distribution paid to all or substantially all holders of our Class A common stock exclusively in cash not referred to in clause (5) below; and

                  o        any dividend or distribution referred to in clause
                           (1) above;

         (5) we make a cash distribution to all holders of shares of our Class A common stock that together with all other all-cash distributions and consideration payable in respect of any repurchases (including by way of tender offer) by us or one of our subsidiaries for shares of Class A common stock made within the preceding 12 months exceeds 5% of our aggregate Class A market capitalization on the date of the declaration of the distribution;

         (6) during any 12-month period we complete a repurchase (including by way of a tender offer, but excluding shares purchased by us in connection with this offering) of shares of our Class A common stock which involves an aggregate consideration that, together with:

                  o any cash and other consideration payable in respect of any repurchase by us or one of our subsidiaries of shares of our Class A common stock concluded within the preceding 12 months; and

                  o the amount of any all-cash distributions not referred to in clause (5) above made to all holders of our Class A common stock made within the preceding 12 months;

                  exceeds 5% of our aggregate Class A market capitalization on the expiration of the tender or exchange offer; or

         (7) someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause will only be made if:

                  o the tender offer or exchange offer is for an amount that increases the offeror's ownership of our common stock to more than 25% of the aggregate ordinary voting power represented by our issued and outstanding voting stock; and

                  o the cash and value of any other consideration included in the payment per share of Class A common stock exceeds the current market price per share of Class A common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

                  However, the adjustment referred to in this clause (7) will not be made if, as of the closing of the offer, the offering documents disclose a plan or an intention to cause K-V

                  Pharmaceutical to engage in a consolidation or merger involving K-V Pharmaceutical or a sale of all or substantially all of K-V Pharmaceutical's assets.

         For purposes of the foregoing, the term "Class A market capitalization" as of any date of calculation means the closing sale price of our Class A common stock on the trading day immediately prior to such date of calculation multiplied by the aggregate number of shares of our Class A common stock outstanding on the trading day immediately prior to such date of calculation.

         To the extent that we adopt any future rights plan, upon conversion of the Notes into our Class A common stock, you will receive, in addition to our Class A common stock, the rights under the future rights plan whether or not the rights have separated from our Class A common stock at the time of conversion and no adjustment to the conversion price will be made in accordance with clause
(4) above.

         The conversion price will not be adjusted until adjustments amount to 1% or more of the conversion price as last adjusted. We will carry forward any adjustment we do not make and will include it in any future adjustment.

         We will not issue fractional shares of Class A common stock to a holder who converts a Note. In lieu of issuing fractional shares, we will pay cash based upon the closing sale price of our Class A common stock on the date of conversion.

         Except as described in this paragraph, no holder of Notes will be entitled, upon conversion of the Notes, to any actual payment or adjustment on account of accrued and unpaid interest, including contingent interest, if any, or on account of dividends on shares issued in connection with the conversion. If any holder surrenders a Note for conversion between the close of business on any record date for the payment of an installment of interest (including contingent interest, if any) and the opening of business on the related interest payment date, the holder must deliver payment to us of an amount equal to the interest payable on the interest payment date (including contingent interest, if any) on the principal amount to be converted together with the Note being surrendered. The foregoing sentence shall not apply to Notes called for redemption on a redemption date within the period between and including the record date and the interest payment date.

         We may from time to time reduce the conversion price if our board of directors determines that this reduction would be in the best interests of K-V Pharmaceutical. Any such determination by our board of directors will be conclusive. Any such reduction in the conversion price must remain in effect for at least 20 trading days. In addition, we may from time to time reduce the conversion price if our board of directors deems it advisable to avoid or diminish any income tax to holders of our Class A common stock resulting from any stock or rights distribution on our common stock.

SUBORDINATION OF NOTES

         The payment of the principal of and interest on the Notes is subordinated to the prior payment in full when due, in cash or other payment satisfactory to the holders of senior indebtedness, of all existing and future senior indebtedness. If we dissolve, wind up, liquidate or reorganize, or if we are the subject of any bankruptcy, insolvency, receivership or similar proceedings, we will pay the holders of senior indebtedness all amounts then due in full in cash or other payment satisfactory to the holders of senior indebtedness before we pay the holders of the Notes. The indenture will require that we must promptly notify holders of senior indebtedness if payment of the Notes is accelerated because of an event of default under the indenture.

         We may not make any payment on the Notes or purchase or otherwise acquire the Notes if:

         o a default in the payment of any designated senior indebtedness occurs and is continuing beyond any applicable period of grace, or

         o any other default on designated senior indebtedness occurs and is continuing that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice from a person permitted to give such notice under the indenture.

         We are required to resume payments on the Notes:

         o in case of a payment default, upon the date on which such default is cured or waived or ceases to exist, and

         o in case of a nonpayment default, upon the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received.

         No new period of payment blockage based on a nonpayment default may be commenced for a default unless:

         o 365 consecutive days have elapsed since the effectiveness of the immediately prior payment blockage notice, and

         o all scheduled payments on the Notes that have come due have been paid in full in cash.

         No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for a subsequent payment blockage notice.

         As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the Notes may receive less, ratably, than our other creditors. These subordination provisions will not prevent the occurrence of any event of default under the indenture. If either the trustee or any holder of Notes receives any payment or distribution of our assets in contravention of these subordination provisions before all senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness to the extent necessary to make payment in full of all senior indebtedness remaining unpaid.

         Substantially all of our operations are conducted through subsidiaries. As a result, our cash flow and our ability to service our debt, including the Notes, depend upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

         Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the Notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries' earnings and could be subject to contractual or statutory restrictions.

         Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the Notes to participate in those assets, will be structurally subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

         As of June 30, 2003, (1) we had approximately $26.3 million of senior indebtedness outstanding and (2) our subsidiaries had approximately $6.7 million of outstanding indebtedness and other liabilities (including trade payables, but excluding intercompany liabilities) to which the Notes would have been effectively subordinated.

         Neither we nor our subsidiaries are limited from incurring senior indebtedness or additional debt under the indenture. If we incur additional debt, our ability to pay our obligations on the Notes could be affected. We expect from time to time to incur additional indebtedness and other liabilities.

         We are obligated to pay reasonable compensation to the trustee. We will indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties. The trustee's claims for such payments will be senior to the claims of the holders of the Notes.

         "Credit facility" means that certain Loan Agreement dated as of June 18, 1997, as amended, among us, our subsidiaries and LaSalle Bank National Association, including all related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, as each may be amended, modified, restated, renewed, replaced, refinanced or restructured (including, without limitation, any amendment increasing the amount of available borrowing) from time to time.

         "Designated senior indebtedness" means the credit facility and any other senior indebtedness in which the instrument creating or evidencing the indebtedness, or any related agreements or documents to which we are a party, expressly provides that such indebtedness is "designated senior indebtedness" for purposes of the indenture (provided that the instrument, agreement or other document may place limitations and conditions on the right of the senior indebtedness to exercise the rights of designated senior indebtedness).

         "Indebtedness" means:

         o all of our indebtedness, obligations and other liabilities (1) for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or
                  (2) evidenced by credit or loan agreements, bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of our assets or to only a portion thereof, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

         o all of our reimbursement obligations and other liabilities with respect to letters of credit, bank guarantees or bankers' acceptances;

         o all of our obligations and liabilities in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

         o all of our obligations and other liabilities under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property, including our obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed upon residual value of the leased property to the lessor (whether or not such lease transaction is characterized as an operating lease or a capitalized lease in accordance with generally accepted accounting principles);

         o all of our obligations with respect to an interest rate or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

         o all of our direct or indirect guaranties or similar agreements by us in respect of, and all of our obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kinds described in the immediately preceding clauses; and

         o any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kinds described in clauses.

         Indebtedness shall not include obligations of any person (1) arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business, provided that such obligations are extinguished within two business days of their incurrence, (2) resulting from the endorsement of negotiable instruments for collection in the ordinary course of business and consistent with past business practices and (3) in respect of stand-by letters of credit to the extent collateralized by cash or cash equivalents.

         "Senior indebtedness" means the principal of, premium, if any, interest, including, with respect to the credit facility, all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceedings, and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, our indebtedness whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing, other than:

         o any indebtedness or obligation whose terms expressly provide that such indebtedness or obligation shall not be senior in right of payment to the Notes or expressly provides that such indebtedness is on the same basis or junior to the Notes;

         o        our indebtedness to an affiliate; and

         o        the Notes.

OPTIONAL REDEMPTION OF THE NOTES

         Prior to May 21, 2006, we cannot redeem the Notes at our option. Beginning on May 21, 2006, we may redeem the Notes, in whole at any time, or in part from time to time, for cash at a price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest (including contingent interest, if any) up to but not including the date of redemption. We will give not less than 20 days' nor more than 60 days' notice of redemption by mail to holders of the Notes. If we opt to redeem less than all of the Notes at any time, the trustee will select or cause to be selected the Notes to be redeemed on a pro rata basis. In the event of a partial redemption, the trustee may provide for selection for redemption of portions of the principal amount of any Note of a denomination larger than $1,000.

REPURCHASE OF NOTES AT THE OPTION OF THE HOLDER

         A holder has the right to require us to repurchase all or a portion of the Notes held by the holder on May 16, 2008, 2013, 2018, 2023 and 2028. We will repurchase the Notes for an amount of cash equal to 100% of the principal amount of the Notes on the date of purchase, plus accrued and unpaid interest (including contingent interest, if any) to the date of repurchase. To exercise the repurchase right, the holder of a Note must deliver, during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the business day before the repurchase date, a written notice to us and the trustee of such holder's exercise of the repurchase right. This notice must be accompanied by certificates evidencing the Note or Notes with respect to which the right is being exercised, duly endorsed for transfer. This notice of exercise may be withdrawn by the holder at any time on or before the close of business on the business day preceding the repurchase date.

MANDATORY REDEMPTION

         Except as set forth under "--Right to Require Purchase of Notes upon a Change in Control" and "--Repurchase of Notes at the Option of the Holder," we are not required to make mandatory redemption of, or sinking fund payments with respect to, the Notes.

RIGHT TO REQUIRE PURCHASE OF NOTES UPON A CHANGE IN CONTROL

         If a change in control (as defined below) occurs, each holder of Notes may require that we repurchase the holder's Notes on the date fixed by us that is not less than 45 days nor more than 60 days after we give notice of the change in control. We will repurchase the Notes for an amount of cash equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, including contingent interest, if any, to the date of repurchase.

         "Change in control" means the occurrence of one or more of the following events:

         o any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of our assets to any person or group of related persons, as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act (a "Group");

         o the approval by the holders of our capital stock of any plan or proposal for our liquidation or dissolution, whether or not otherwise in compliance with the provisions of the indenture;

         o any person or Group (other than Victor M. Hermelin or any of his direct descendants) shall become the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of shares representing more than 50% of the aggregate ordinary voting power represented by our issued and outstanding voting stock; or

         o the first day on which a majority of the members of our board of directors are not continuing directors.

         The definition of "change in control" includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of our assets. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require us to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets to another person or Group may be uncertain.

         "Continuing directors" means, as of any date of determination, any member of our board of directors who:

         o was a member of such board of directors on the date of the original issuance of the Notes, or

         o was nominated for election or elected to such board of directors with the approval of a majority of the continuing directors who were members of such board at the time of such nomination or election.

         On or prior to the date of repurchase, we will deposit with a paying agent an amount of money sufficient to pay the aggregate repurchase price of the Notes which is to be paid on the date of repurchase.

         On or before the 30th day after the change in control, we must mail to the trustee and all holders of the Notes a notice of the occurrence of the change in control, stating, among other things:

         o        the repurchase date;

         o        the date by which the repurchase right must be exercised;

         o        the repurchase price for the Notes; and

         o the procedures which a holder of Notes must follow to exercise the repurchase right.

         To exercise the repurchase right, the holder of a Note must deliver, on or before the third business day before the repurchase date, a written notice to us and the trustee of the holder's exercise of the repurchase right. This notice must be accompanied by certificates evidencing the Note or Notes with respect to which the right is being exercised, duly endorsed for transfer. This notice of exercise may be withdrawn by the holder at any time on or before the close of business on the business day preceding the repurchase date.

         The effect of these provisions granting the holders the right to require us to repurchase the Notes upon the occurrence of a change in control may make it more difficult for any person or group to acquire control of us or to effect a business combination with us. Our ability to pay cash to holders of Notes following the occurrence of a change in control may be limited by our then existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. See "Risk Factors--Risks Related to the Notes and the Offering--We may not be able to repurchase the Notes when required to."

         Our obligation to make a change in control offer will be satisfied if a third party makes the change in control offer in the manner and at the times and otherwise in compliance in all material respects with the requirements applicable to a change in control offer made by us and purchases all Notes properly tendered and not withdrawn under the change in control offer.

         If a change in control occurs and the holders exercise their rights to require us to repurchase Notes, we intend to comply with applicable tender offer rules under the Exchange Act with respect to any repurchase.

         The term "beneficial owner" will be determined in accordance with Rules 13d-3 and 13d-5 promulgated by the SEC under the Exchange Act or any successor provision, except that a person shall be deemed to have "beneficial ownership" of all shares of our common stock that the person has the right to acquire, whether exercisable immediately or only after the passage of time.

CONSOLIDATION, MERGER AND SALE OF ASSETS

         We may, without the consent of the holders of any of the Notes, consolidate with, or merge into, any other person or convey, transfer or lease our properties and assets substantially as an entirety to, any other person, if:

         o we are the resulting or surviving corporation, or the successor, transferee or lessee, if other than us, is a corporation organized under the laws of any U.S. jurisdiction and expressly assumes our obligations under the indenture and the Notes by means of a supplemental indenture entered into with the trustee; and

         o after giving effect to the transaction, no event of default and no event which, with notice or lapse of time, or both, would constitute an event of default, shall have occurred and be continuing.

         Under any consolidation, merger or any conveyance, transfer or lease of our properties and assets as described in the preceding paragraph, the successor company will be our successor and shall succeed to, and be substituted for, and may exercise every right and power of, K-V Pharmaceutical under the indenture. If the predecessor is still in existence after the transaction, it will be released from its obligations and covenants under the indenture and the Notes.

MODIFICATION AND WAIVER

         We and the trustee may enter into one or more supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the Notes with the consent of the holders of at least a majority in aggregate principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note, no supplemental indenture may, among other things:

         o change the stated maturity of the principal of, or payment date of any installment of interest (including contingent interest, if any) on, any Note;

         o reduce the principal amount of, or the rate of interest (including contingent interest, if any) on, any Note;

         o change the currency in which the principal of any Note or interest is payable;

         o impair the right to institute suit for the enforcement of any payment on or with respect to any Note when due;

         o adversely affect the right provided in the indenture to convert any Note;

         o modify the subordination provisions of the indenture in a manner adverse to the holders of the Notes;

         o modify the provisions of the indenture relating to our requirement to repurchase Notes upon a change in control or on specified dates in a manner adverse to the holders of the Notes;

         o reduce the percentage in principal amount of the outstanding Notes necessary to modify or amend the indenture or to consent to any waiver provided for in the indenture;

         o waive a default in the payment of principal of, or interest (including contingent interest, if any) on, any Note; or

         o modify or change the provision of the indenture regarding waiver of past defaults and the provision regarding rights of holders to receive payment.

         The holders of a majority in principal amount of the outstanding Notes may, on behalf of the holders of all Notes:

         o waive compliance by us with restrictive provisions of the indenture other than as provided in the preceding paragraph; and

         o waive any past default under the indenture and its consequences, except a default in the payment of the principal of or any interest (including contingent interest, if any) on any Note or in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding Note affected.

         Without the consent of any holders of Notes, we and the trustee may enter into one or more supplemental indentures for any of the following purposes:

         o to cure any ambiguity, omission, defect or inconsistency in the indenture;

         o to evidence a successor to us and the assumption by the successor of our obligations under the indenture and the Notes;

         o to make any change that does not adversely affect the rights of any holder of the Notes;

         o to provide the holders of the Notes with any additional rights or benefits;

         o to comply with any requirement in connection with the qualification of the indenture under the Trust Indenture Act; or

         o to complete or make provision for certain other matters contemplated by the indenture.

EVENTS OF DEFAULT

         Each of the following is an "event of default":

         (1) a default in the payment of any interest (including contingent interest and liquidated damages, if any) upon any of the Notes when due and payable, whether or not prohibited by the subordination provisions of the indenture;

         (2) a default in the payment of the principal of the Notes when due, including on a redemption or repurchase date, whether or not prohibited by the subordination provisions of the indenture;

         (3) a default in payment on our or one of our subsidiaries' indebtedness in excess of $750,000;

         (4) failure by us or any of our subsidiaries to pay final, non-appealable judgments (other than any judgment as to which a reputable insurance company has accepted full liability) aggregating in excess of $750,000, which judgments are not stayed, bonded or discharged within 60 days after their entry;

         (5) a default by us in the performance, or breach, of any of our covenants in the indenture which are not remedied within 30 days;

         (6) our failure to issue Class A common stock upon conversion of Notes by a holder in accordance with the provisions set forth in the indenture;

         (7) our failure to give notice to you of your right to require us to purchase your Notes upon a change in control or failure to make a payment to purchase Notes tendered following a change in control, whether or not prohibited by the subordination provisions of the indenture;

         (8) if a material portion of any our assets is attached, seized, subjected to a writ or distress warrant or is levied upon, or comes within the possession of any receiver, trustee, custodian or assignee for the benefit of creditors, and the same is not terminated or dismissed within 30 days thereafter; or

         (9) events of bankruptcy, insolvency or reorganization involving us or any of our subsidiaries.

         If an event of default described in clauses (1) through (8) occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal amount of and accrued and unpaid interest (including contingent interest, if any) on all Notes to be immediately due and payable. This declaration may be rescinded if the conditions described in the indenture are satisfied. If an event of default of the type referred to in clause (9) occurs, the principal amount of and accrued and unpaid interest (including contingent interest, if any) on the outstanding Notes will automatically become immediately due and payable.

         Within 90 days following a default, the trustee must give to the registered holders of Notes notice of all uncured defaults known to it. The trustee will be protected in withholding the notice if it in good faith determines that the withholding of the notice is in the best interests of the registered holders, except in the case of a default in the payment of the principal of, or interest, including contingent interest, if any, on, any of the Notes when due or in the payment of any redemption or repurchase obligation.

         The holders of not less than a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceedings for any remedy available to the trustee, or exercising any trust or power conferred on the trustee. Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders of the Notes unless the holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, or interest, including contingent interest, if any, when due or the right to convert a Note in accordance with the indenture, no holder may institute a proceeding or pursue any remedy with respect to the indenture or the Notes unless the conditions provided in the indenture have been satisfied, including:

         o holders of at least 25% in principal amount of the outstanding Notes have requested the trustee to pursue the remedy; and

         o holders have offered the trustee security or indemnity satisfactory to the trustee against any loss, liability or expense.

         We are required to deliver to the trustee annually a certificate indicating whether the officers signing the certificate know of any default by us in the performance or observance of any of the terms of the indenture. If the officers know of a default, the certificate must specify the status and nature of all defaults.

BOOK-ENTRY SYSTEM

         We originally issued the Notes in the form of one global note. The global securities were deposited with, or on behalf of, DTC and registered in the name of its nominee. The Notes sold under this prospectus will be represented by a new unrestricted global security. Notes in definitive certificated form will be issued only in limited circumstances described below.

         The Notes were issued in the form of global notes held in book-entry form. DTC or its nominee is the sole registered holder of the Notes for all purposes under the indenture. Owners of beneficial interests in the Notes represented by the global notes hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities are shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Any such interests may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests in the Notes, in accordance with the procedures and practices of DTC. Beneficial owners are not holders and are not entitled to any rights under the global notes or the indenture. We and the trustee, and any of our respective agents, may treat DTC as the sole holder and registered owner of the global notes.

EXCHANGE OF GLOBAL NOTES

         The Notes, represented by one or more global notes, will be exchangeable for certificated notes with the same terms only if:

         o DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor depositary within 90 days;

         o we decide to discontinue use of the system of book-entry transfer through DTC or any successor depositary; or

         o an event of default under the indenture occurs and is continuing.

         DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" for registered participants, and it facilitates the settlement of transactions among its participants in securities through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, including agents, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

REGISTRATION RIGHTS

         We have entered into a registration rights agreement for the benefit of the holders of the Notes and the shares of our Class A common stock issuable on conversion of the Notes. Under this agreement, we agreed that we will, at our cost:

         o on or prior to the 90th day after the first date of original issuance of the Notes, file a shelf registration statement with the SEC covering resales of the Notes and the shares of our Class A common stock issuable on conversion of the Notes;

         o use all reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act no later than 180 days after the first date of original issuance of the Notes; and

         o use all reasonable efforts to keep the shelf registration statement effective after its effective date until the earlier of:

                  o the sale pursuant to the shelf registration statement of all of the Notes and any shares of our Class A common stock issued upon conversion of the Notes; and

                  o the expiration of the holding period applicable to the Notes and the shares of our Class A common stock issuable upon conversion of the Notes held by non-affiliates of K-V Pharmaceutical under Rule 144(k) under the Securities Act, or any successor provision, subject to certain exceptions.

         We have the right to suspend use of the shelf registration statement during specified periods of time relating to pending corporate developments and public filings with the SEC and similar events. If we fail to file the shelf registration statement on or prior to the 90th day after original issuance of the Notes, the shelf registration statement is not declared effective on or prior to the 180th day after original issuance of the Notes or, after the shelf registration statement has been declared effective, we fail to keep the shelf registration statement effective or usable in accordance with and during the periods specified in the registration rights agreement, then, in each case, we will pay liquidated damages to all holders of Notes and all holders of our Class A common stock issued on conversion of the Notes equal to (i) in respect of each $1,000 principal amount of Notes, at a rate per annum equal to 0.5% of such principal amount, and (ii) in respect of any shares of Class A common stock issued upon conversion of Notes, at a rate per annum equal to 0.5% of the principal amount of Notes that would then be convertible into such shares. So long as the failure to file or become effective or such unavailability continues, we will pay liquidated damages in cash on May 16 and November 16 of each year to the holder of record of the Notes or common stock issuable in respect of the Notes on the immediately preceding May 1 or November 1. When such registration default is cured, accrued and unpaid liquidated damages will be paid in cash on the subsequent interest payment date to the record holder as of the date of such cure.

         A holder who elects to sell any securities pursuant to the shelf registration statement:

         o        will be required to be named as selling securityholder;

         o        will be required to deliver a prospectus to purchasers;

         o will be subject to the civil liability provisions under the Securities Act in connection with any sales; and

         o will be bound by the provisions of the registration rights agreement, which are applicable, including indemnification obligations.

         We refer to the Notes and the Class A common stock issuable on conversion of the Notes as registrable securities. Promptly upon request from any holder of registrable securities, we will provide a form of notice and questionnaire to be completed and delivered by that holder to us at least three business days before any intended distribution of registrable securities under this shelf registration statement. To be named as a selling securityholder herein, holders must have completed and delivered the questionnaire together with such other information as we may reasonably request, before the effectiveness hereof. If we receive from a holder of registrable securities a completed questionnaire, together with such other information as we may reasonably request, after the effectiveness of this shelf registration statement, we will file an amendment to the shelf registration statement, or a supplement to this prospectus, to permit the holder to deliver a prospectus to purchasers of registrable securities. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling securityholder in the prospectus and therefore will not be permitted to sell any registrable securities hereunder.

GOVERNING LAW

         The indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflict of laws.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

         Our Amended Certificate of Incorporation provides for an authorized capital of 230,000,000 shares, consisting of 5,000,000 shares of preferred stock, $0.01 par value per share, of which 840,000 shares have been designated 7% cumulative convertible preferred, 150,000,000 shares of Class A common stock, $0.01 par value per share, and 75,000,000 shares of Class B common stock, $0.01 par value per share (the Class A common stock and the Class B common stock are referred to collectively as the "common stock"). The following summary description of our capital stock is qualified in its entirety by reference to our Amended Certificate of Incorporation.

CLASS A COMMON STOCK

         Holders of Class A common stock are entitled to receive dividends when, and if, declared and distributed by us on the Class B common stock, provided that no dividend shall be payable with respect to Class A common stock so long as any dividends which have accrued on the shares of 7% cumulative convertible preferred stock, or any other shares of preferred stock which have a preference as to the payment of dividends and which may be outstanding at any time, remain unpaid. The amount of the dividend paid on Class A common stock shall be 120% of any non-stock dividend per share declared and paid on each share of Class B common stock. No stock dividends may be paid or stock splits issued on the Class A common stock other than stock dividends or stock splits of Class A common stock which are in the same proportion as simultaneous stock dividends to holders of Class B common stock or stock splits of Class B common stock. Each share of Class A common stock entitles the holder thereof to one-twentieth (1/20) vote with respect to all matters to be voted upon by stockholders. The holders of Class A common stock do not have any preemptive, subscription, redemption or conversion rights. Upon liquidation, the holders of Class A common stock, together with the holders of Class B common stock, are entitled to share ratably, share-for-share, in the net assets of our company available for distribution after payment of all debts and liabilities and the liquidation preference of any outstanding shares of preferred stock. The issued and outstanding shares of Class A common stock and those to be issued pursuant to the conversion of the Notes, the Class B common stock and the 7% cumulative convertible preferred stock will, upon issuance thereof, be validly issued, fully paid and non-assessable.

CLASS B COMMON STOCK

         Holders of Class B common stock are entitled to receive dividends when, and if, declared by the board of directors, provided that no dividends shall be payable with respect to Class B common stock so long as any dividends which have accrued on the shares of 7% cumulative convertible preferred stock, or any other shares of preferred stock, which have a preference as to the payment of dividends and which may be outstanding at any time, remain unpaid. No stock dividends may be paid or stock splits issued on the Class B common stock other than stock dividends or stock splits of Class B common stock which are in the same proportion as simultaneous stock dividends to the holders of Class A common stock or stock splits of Class A common stock. Each share of Class B common stock entitles the holder thereof to one vote with respect to all matters required to be voted upon by stockholders. The holders of Class B common stock do not have any preemptive, subscription or redemption rights. The holders of Class B common stock have the right, at any time, to convert their Class B common stock into Class A common stock on a share-for-share basis. Upon liquidation, the holders of Class B common stock, together with the holders of Class A common stock, are entitled to share ratably, share-for-share, in the net assets of our company available for distribution after payment of all debts and liabilities and the liquidation preference of any outstanding shares of preferred stock. The shares of Class B common stock presently outstanding are validly issued, fully paid and non-assessable.

7% CUMULATIVE CONVERTIBLE PREFERRED STOCK

         The holders of the 7% cumulative convertible preferred stock are entitled to receive an annual dividend, from funds legally available for such purpose, of $1.75 per share, which is payable quarterly on March 31, June 30, September 30 and December 31 of each year. Such dividends are cumulative. Each share of the 7% cumulative convertible preferred stock is convertible into
8.4375 shares of Class A common stock at any time at the option of the holders. The conversion rate is subject to adjustment in certain events, including the payment of stock dividends, reclassifications, the issuance of certain rights to purchase Class A common stock, the distribution of evidences of indebtedness or assets by us to all holders of Class A common stock; provided, however, that no adjustment will be made by reason of the issuance of Class A common stock upon the conversion of Class B common stock, which is convertible share-for-share into Class A common stock at any time. We presently have no commitments to issue or sell stock that would require an adjustment in the conversion rate. No adjustment will be made for accrued dividends on either the 7% cumulative convertible preferred stock converted or Class A common stock issued upon the conversion. No fractional shares of Class A common stock will be issued upon conversion of the 7% cumulative convertible preferred stock, but in lieu thereof a cash adjustment will be made based on the market value of the fractional interest.

         The 7% cumulative convertible preferred stock is redeemable by us, in whole or in part, at any time. The per share redemption price is equal to $25.00, plus any accrued and unpaid dividends.

         In the event we are liquidated or dissolved, the amount to be distributed to each holder of the 7% cumulative convertible preferred stock will be the fixed amount of $25.00 per share, plus any accrued and unpaid dividends. Such amount shall be prior and in preference to any distribution of any of the assets or surplus funds of our company to the holders of the Class A common stock or the Class B common stock or any other series of capital stock junior to the 7% cumulative convertible preferred stock. Upon payment in full of such amounts, holders of the 7% cumulative convertible preferred stock will not be entitled to any further participation in any distribution of assets by us.

         The 7% cumulative convertible preferred stock does not have voting rights. However, the affirmative vote of the holders of at least 60% of the outstanding 7% cumulative convertible preferred stock is required before we may create senior or parity preference shares, amend our Amended Certificate of Incorporation in any manner which adversely affects the 7% cumulative convertible preferred stock, or merge, consolidate or sell substantially all of our assets in a manner which adversely affects the 7% cumulative convertible preferred stock or wherein the holders of the 7% cumulative convertible preferred stock do not receive a substantially similar security. In addition, the holders of 7% cumulative convertible preferred stock have the right to elect one additional director to our board of directors in the event that accrued dividends on the outstanding 7% cumulative convertible preferred stock have not been paid in an aggregate amount equal to or greater than eight quarterly dividends. The 7% cumulative convertible preferred stock has no preemptive or other rights to subscribe for additional securities. The shares of 7% cumulative convertible preferred stock presently outstanding are validly issued, fully paid and non-assessable.

DELAWARE ANTI-TAKEOVER LAW

         We are subject to Section 203 of the Delaware General Corporation Law ("Section 203") which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless:

         o prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

         o upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

         o on or subsequent to such date, the business combination is approved by the Board of Directors and is authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of holders of at least
                  66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

                          TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for our Class A common stock is UMB Bank, N.A., Kansas City, Missouri.

                             SELLING SECURITYHOLDERS

         On May 16, 2003, we issued and sold $200,000,000 in aggregate principal amount of the Notes. The initial purchasers resold the Notes to persons reasonably believed to be qualified institutional buyers as defined by Rule 144A under the Securities Act.

         The selling securityholders, which term includes their transferees, pledgees, donees and successors, may from time to time offer and sell pursuant to this prospectus any and all of the Notes and the shares of Class A common stock issuable upon conversion of the Notes. The following table sets forth recent information about the principal amount of Notes beneficially owned by each selling securityholder and the number of shares of Class A common stock issuable upon conversion of the Notes, in each case to the extent known to us as of the date of this prospectus. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Unless set forth in the footnotes to the following table, to our knowledge, none of the selling securityholders has had a material relationship with us or any of our predecessors or affiliates within the past three years.

         The number of shares of Class A common stock shown in the table set forth below assumes the conversion of the full amount of Notes held by such holder at the initial conversion rate of 43.4594 shares per $1,000 principal amount of the Notes. This conversion rate is subject to adjustment as described under "Description of Notes -- Conversion Rights." Accordingly, the number of shares of Class A common stock may increase or decrease from time to time. Under the terms of the Indenture, fractional shares will not be issued upon conversion of the Notes. Cash will be paid instead of fractional shares, if any.

                                                               AGGREGATE                         CLASS A COMMON
                                                               PRINCIPAL                              STOCK       CLASS A COMMON
                                                                AMOUNT                            BENEFICIALLY         STOCK
                                                             OF NOTES THAT      PERCENTAGE OF     OWNED BEFORE      REGISTERED
                        NAME (1)                              MAY BE SOLD     NOTES OUTSTANDING    CONVERSION         HEREBY
                        --------                             -------------    -----------------  --------------   --------------
AIG/National Union Fire Insurance...................         $     210,000         0.105%                   0            9,126
Alexian Brothers Medical Center.....................               165,000         0.083%                   0            7,171
Aloha Airlines Non-Pilots Pension Trust.............               100,000         0.050%                   0            4,346
Aloha Pilots Retirement Trust.......................                50,000         0.025%                   0            2,173
Arkansas PERS.......................................               465,000         0.233%                   0           20,209
Attorney's Title Insurance Fund.....................                50,000         0.025%                   0            2,173
Banc of America Securities LLC(4)...................            17,950,000         8.975%                   0          780,096
Bear Stearns & Co., Inc.............................             3,475,000         1.738%                   0          151,021
BNP Paribas Equity Strategies, SNC..................             1,332,000         0.666%                   0           57,888
Boilermakers Blacksmith Pension Trust...............               590,000         0.295%                   0           25,641
BP Amoco PLC Master Trust...........................               487,000         0.244%                   0           21,165
C&H Sugar Company Inc...............................               125,000         0.063%                   0            5,432
Chrysler Corporation Master Retirement Trust........             3,195,000         1.598%                   0          138,853
Citadel Equity Fund Ltd.............................            23,895,000        11.948%                   0        1,038,462
Citadel Jackson Investment Fund Ltd.................             3,105,000         1.553%                   0          134,941
Convertible Securities Fund.........................                20,000         0.010%                   0              869
CooperNeff Convertible Strategies (Cayman) Master
 Fund L.P...........................................             1,227,000         0.614%                   0           53,325
DBAG London.........................................             3,500,000         1.750%                   0          152,108
DBAG Tewksbury Capital..............................               250,000         0.125%                   0           10,865
Delaware PERS.......................................               665,000         0.333%                   0           28,901
Delta Airlines Master Trust.........................               275,000         0.138%                   0           11,951
Delta Airlines Master Trust-CV......................             1,320,000         0.660%                   0           57,366
Delta Pilots Disability & Survivorship Trust-CV.....               635,000         0.318%                   0           27,597
Drury University....................................                20,000         0.010%                   0              869
Duke Endowment......................................               115,000         0.058%                   0            4,998
Froley Revy Investment Convertible Security Fund....                70,000         0.035%                   0            3,042
Grace Convertible Arbitrage Fund, Ltd...............             3,500,000         1.750%                   0          152,108
Hawaiian Airlines Employees Pension Plan - IAM......                35,000         0.018%                   0            1,521
Hawaiian Airlines Pension Plan for Salaried
 Employees..........................................                 5,000         0.003%                   0              217
Hawaiian Airlines Pilots Retirement Plan............                90,000         0.045%                   0            3,911
Highbridge International LLC........................            15,000,000         7.500%                              651,891
Hillbloom Foundation................................                40,000         0.020%                   0            1,738
Hotel Union & Hotel Industry of Hawaii
 Pension Plan.......................................               189,000         0.095%                   0            8,214
ICI American Holdings Trust.........................               145,000         0.073%                   0            6,302
Jefferies & Company Inc.............................                 4,000         0.002%                   0              174
J.P. Morgan Securities Inc..........................             2,500,000         1.250%                   0          108,649
Microsoft Corporation...............................             1,820,000         0.910%                   0           79,096
Motion Picture Industry Health Plan-Active Member
 Fund...............................................               330,000         0.165%                   0           14,342
Motion Picture Industry Health Plan-Retiree Member
 Fund...............................................               205,000         0.103%                   0            8,909
Nations Convertible Securities Fund.................             1,980,000         0.990%                   0           86,050
Nuveen Preferred & Convertible Income Fund..........             2,975,000         1.488%                   0          129,292
OCM Convertible Trust...............................             3,295,000         1.648%                   0          143,199

(Table continued on next page)
(Footnotes on next page)

                                                               AGGREGATE                         CLASS A COMMON
                                                               PRINCIPAL                              STOCK       CLASS A COMMON
                                                                AMOUNT                            BENEFICIALLY         STOCK
                                                             OF NOTES THAT      PERCENTAGE OF     OWNED BEFORE      REGISTERED
                        NAME (1)                              MAY BE SOLD     NOTES OUTSTANDING    CONVERSION         HEREBY
                        --------                             -------------    -----------------  --------------   --------------
Pacific Life Insurance Company......................         $   1,000,000         0.500%                   0           43,459
Partner Reinsurance Company Ltd.....................             1,050,000         0.525%                   0           45,632
Pioneer High Yield Fund.............................            36,450,000        18.225%                   0        1,584,095
Pioneer US High Yield Fund Crp Bond Sub Fund........             3,200,000         1.600%                   0          139,070
Polaris Vega Fund L.P...............................             1,500,000         0.750%                   0           65,189
Prudential Insurance Co. of America.................                40,000         0.020%                   0            1,738
Quest Global Convertible Master Fund Ltd............             1,000,000         0.500%                   0           43,459
Qwest Occupational Health Trust.....................               355,000         0.178%                   0           15,428
Silverback Mastor, Ltd..............................             7,000,000         3.500%                   0          304,216
Singlehedge US Convertible Arbitrage Fund...........               252,000         0.126%                   0           10,952
Southern Farm Bureau Life Insurance.................               350,000         0.175%                   0           15,211
Sphinx Convertible Arb Fund SPC.....................               138,000         0.069%                   0            5,997
State Employees' Retirement Fund of the State of
 Delaware...........................................             1,395,000         0.698%                   0           60,626
State of Oregon/Equity..............................             2,100,000         1.050%                   0           91,265
State of Oregon/SAIF Corporation....................             2,825,000         1.413%                   0          122,773
Sturgeon Limited....................................               189,000         0.095%                   0            8,214
Sunrise Partners Limited Partnership................             5,000,000         2.500%                   0          217,297
Syngenta AG.........................................               110,000         0.055%                   0            4,781
US Bank FBO Benedictine Health Systems .............               150,000         0.075%                   0            6,519
Viacom Inc. Pension Plan Master Trust...............                15,000         0.008%                   0              652
Wachovia Bank National Association..................             5,000,000         2.500%                   0          217,297
White River Securities L.L.C........................             3,475,000         1.738%                   0          151,021
Wilmington Trust Company as owner and trustee for
 the Forrestal Funding Master Trust.................            17,000,000         8.500%                   0          738,810
Zazove Convertible Arbitrage Fund L.P...............             3,500,000         1.750%                   0          152,108
Zazove Hedged Convertible Fund L.P..................             2,000,000         1.000%                   0           86,919
Zazove Income Fund, L.P.............................             1,500,000         0.750%                   0           65,189
Zeneca Holdings Trust...............................               165,000         0.083%                   0            7,171
Zurich Institutional Benchmarks Master Fund Ltd.....             1,167,000         0.584%                   0           50,717
    Subtotal........................................           193,330,000        96.665%                   0        8,402,004
Any other Notes or future transferees from any
 holder (3).........................................             6,670,000         3.335%                   0          289,876
                                                              ------------       -------                             ---------
    Total...........................................          $200,000,000       100.000%                   0        8,691,880
                                                              ============       =======                             =========

-----------------------
   (1) Information regarding the selling securityholders may change from time to time. Any such changed information will be set forth in supplements to this prospectus, if and when necessary.
   (2) Based upon the information provided to us by the selling securityholders, none of the current holders of the Notes beneficially owns any Class A common stock. The information presented assumes that any future transferee from any holder does not beneficially own any Class A common stock, other than Class A common stock into which the Notes are convertible at the conversion rate of 43.4594 shares per $1,000 principal amount of the Notes.
   (3) Information concerning other selling securityholders of the Notes will be set forth in prospectus supplements from time to time, if and when necessary.
    (4) Banc of America Securities LLC served as one of the managing underwriters in our public offering of 4,600,000 shares of Class A common stock in July 2002, and as an initial purchaser in the private placement of the Notes. It received customary compensation for those services.

         The preceding table has been prepared based upon the information furnished to us by the selling securityholders. Information concerning the selling securityholders may change from time to time and, if necessary, we will supplement this prospectus accordingly. Any or all of the Notes listed above and the Class A common stock into which the Notes are convertible may be offered for sale pursuant to this prospectus by selling securityholders from time to time. Accordingly, no estimate can be given as to the amounts of Notes or Class A common stock that will be held by the selling securityholders upon consummation of any such sales. In addition, the table may have changed as a result of the acquisition, sale or transfer, in transactions exempt from the registration requirements of the Securities Act, of some or all of their Notes since the date as of which the information in the table is presented.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

         The following is a summary of certain U.S. federal income tax consequences relevant to the purchase, ownership and disposition of the Notes, and where noted, the Class A common stock issuable upon conversion of the Notes. All references to "holders" (including U.S. Holders and Non-U.S. Holders) are to beneficial owners of Notes. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, including, for example, financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax exempt entities, persons holding Notes in a tax-deferred or tax-advantaged account, or persons holding Notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes. It is also limited to original purchasers of Notes who acquire the Notes at the issue price (as defined below).

         Except where specifically indicated below, we do not address all of the tax consequences that may be relevant to a holder. In particular, we do not address:

         o the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of Notes;

         o the United Stated federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of Notes;

         o U.S. Holders who hold the Notes whose functional currency is not the United States dollar;

         o any state, local or foreign tax consequences of the purchase, ownership or disposition of Notes; or

         o any federal, state, local or foreign tax consequences of owning or disposing of the Class A common stock.

         Persons considering the purchase of Notes should consult their own tax advisors concerning the application of the U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

         This summary is based upon laws, regulations, rulings and decisions now in effect all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. No rulings have been sought or are expected to be sought from the Internal Revenue Service (which we refer to as the IRS) with respect to any of the United States federal income tax consequences discussed below. As a result, there is a possibility that the IRS will disagree with the tax characterizations and the tax consequences described below.

         WE URGE PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE CLASS A COMMON STOCK IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER

STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

CLASSIFICATION OF THE NOTES

         We have been advised by our counsel, Thompson Coburn LLP, that the Notes will be treated as indebtedness for U.S. federal income tax purposes and that the Notes will be subject to the special regulations governing contingent payment debt instruments (which we refer to as the CPDI regulations). Moreover, pursuant to the terms of the indenture, we and each holder of Notes agreed, for United States federal income tax purposes, to treat the Notes as debt instruments that are subject to the CPDI regulations with a "comparable yield" calculated in the manner described below.

U.S. HOLDERS

         The following discussion is a summary of certain U.S. federal income tax consequences that will apply to you if you are a citizen or resident of the United States or a domestic corporation or a person who is otherwise subject to U.S. federal income tax on a net income basis in respect of the Notes (a "U.S. Holder").

Accrual of Interest on the Notes

         Pursuant to the CPDI regulations, U.S. Holders will be required to accrue interest income on Notes, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting. Accordingly, U.S. Holders may be required to include interest in taxable income in each year in excess of any interest payments (whether fixed or contingent) actually received in that year.

         The CPDI regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for U.S. federal income tax purposes, for each accrual period prior to and including the maturity date of the Notes that equals:

         o the product of (1) the adjusted issue price (as defined below) of the Notes as of the beginning of the accrual period; and
                  (2) the comparable yield to maturity (as defined below) of the Notes, adjusted for the length of the accrual period;

         o        divided by the number of days in the accrual period; and

         o multiplied by the number of days during the accrual period that the U.S. Holder held the Notes.

         The issue price of the Notes is the first price at which a substantial amount of the Notes is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a
Note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the projected amount of any payments previously made with respect to the Notes.

         The term "comparable yield" means the annual yield we would pay, as of the initial issue date, on a fixed-rate nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the Notes. We have determined that the comparable yield for the Notes is an annual rate of 9.5%, compounded semiannually.

         The CPDI regulations require that we provide to U.S. Holders, solely for U.S. federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the Notes. These payments set forth on the schedule must produce a total return on the Notes equal to the comparable yield. The projected payment schedule includes both fixed coupon payments and estimated payments of contingent interest, as well as an estimate for a payment at maturity taking into account the fair market value of the Class A common stock that might be paid upon a conversion of the Notes.

         Pursuant to the terms of the indenture, each holder of the Notes has agreed to use the comparable yield and the schedule of projected payments as described above in determining its interest accruals, and the adjustments thereto described below, in respect of the Notes. This comparable yield and the schedule of projected payments will be set forth in the indenture. You may also obtain the projected payment schedule by submitting a written request for such information to the address set forth under "Where You Can Find More Information."

         THE COMPARABLE YIELD AND THE SCHEDULE OF PROJECTED PAYMENTS ARE NOT DETERMINED FOR ANY PURPOSE OTHER THAN FOR THE DETERMINATION OF A HOLDER'S INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF THE NOTES FOR U.S. FEDERAL INCOME TAX PURPOSES AND DO NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE ON THE NOTES.

         Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Internal Revenue Code.

Adjustments to Interest Accruals on the Notes

         If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a "net positive adjustment" under the CPDI regulations equal to the amount of such excess. The U.S. Holder will treat a "net positive adjustment" as additional interest income. For this purpose, the payments in a taxable year include the fair market value of our Class A common stock received in that year.

         If a U.S. Holder receives in a taxable year actual payments with respect to the Notes that in the aggregate were less than the amount of projected payments for that taxable year, the U.S. Holder will incur a "net negative adjustment" under the CPDI regulations equal to the amount of such deficit. This adjustment will (1) reduce the U.S. Holder's interest income on the Notes for that taxable year, and (2) to the extent of any excess after the application of (1) give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the Notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any negative adjustment in excess of the amount described in (1) and (2) will be carried forward, as a negative adjustment to offset future interest income in respect of the Notes or to reduce the amount realized on a sale, exchange or retirement of the Notes.

Sale, Exchange, Conversion or Redemption

         Upon the sale or exchange of a Note, or the redemption of a Note for cash, a U.S. Holder generally will recognize gain or loss. As described above, our calculation of the comparable yield and the schedule of projected payments for the Notes includes the receipt of stock upon conversion as a contingent payment with respect to the Notes. Accordingly, we intend to treat the receipt of our Class A common stock by a U.S. Holder upon the conversion of a Note as a payment under the CPDI regulations. As described above, holders have agreed to be bound by our determination of the comparable yield and the schedule of projected payments.

         The amount of gain or loss on a taxable sale, exchange, conversion or redemption will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder, including the fair market value of any of our Class A common stock received, and
(b) the U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note will generally be equal to the U.S. Holder's original purchase price for the Note, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any projected payments that have been previously scheduled to be made in respect of the Note (without regard to the actual amount paid). Gain recognized upon a sale, exchange, conversion or redemption of a Note will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the Note is held for more than one year). The deductibility of net capital losses is subject to limitations.

         A U.S. Holder's tax basis in our Class A common stock received upon a conversion of a Note will equal the then current fair market value of such common stock. The U.S. Holder's holding period for the Class A common stock received will commence on the day immediately following the date of conversion or redemption.

Constructive Dividends

         If at any time we were to make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for U.S. federal income tax purposes and, in accordance with the anti-dilution provisions of the Notes, the conversion rate of the Notes is increased, such increase might be deemed to be the payment of a taxable dividend to holders of the Notes.

         For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or our assets or an increase in the event of an extraordinary cash dividend would generally result in deemed dividend treatment to holders of the Notes, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for Class A common stock will not.

Legislation to Change Tax Treatment of Dividends

         Legislation in different forms is under consideration by Congress that, if enacted into law, would generally change the taxation of dividends paid by U.S. corporations. It is impossible to predict whether this legislation will be enacted or what changes may be made to this legislation prior to enactment, including with respect to its effective date. Accordingly, investors are advised to consult their tax advisors regarding this legislation.

Backup Withholding Tax and Information Reporting

         Payments of principal, premium, if any, and interest (including original issue discount) on, and the proceeds of dispositions of, the Notes may be subject to information reporting and U.S. federal backup withholding tax if the U.S. Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amounts so withheld will be allowed as a credit against such U.S. Holder's U.S. federal income tax liability.

NON-U.S. HOLDERS

         The following is a summary of certain U.S. federal income tax consequences that will apply to you if you are a Non-U.S. Holder of the Notes or shares of Class A common stock. The term "Non-U.S. Holder" means a beneficial owner of a Note or shares of Class A common stock that is not a U.S. Holder.

         NON-U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES THAT MAY BE RELEVANT TO THEM.

Payments with Respect to the Notes

         All payments on the Notes made to a Non-U.S. Holder, including payments of stated interest, payments of contingent interest, a payment in Class A common stock pursuant to a conversion, and any gain realized on a sale or exchange of the Notes, will be exempt from United States income or withholding tax, provided that:

         o such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

         o the beneficial owner of a Note certifies on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements;

         o such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (or, where a tax treaty applies, are attributable to a U.S. permanent establishment);

         o the Notes and Class A common stock are actively traded within the meaning of section 871(h)(4)(C)(v)(I) of the Code (which, for these purposes and subject to certain exceptions, includes trading on the NYSE); and

         o the Non-U.S. Holder of the Note is not a bank receiving interest subject to section 881(c)(3)(A) of the Code.

         If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange, conversion or redemption of the Notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in the preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

Payments on Class A Common Stock and Constructive Dividends

         Any dividends paid to a Non-U.S. Holder with respect to the shares of Class A common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the number of shares of Class A common stock be issued upon conversion, see "Constructive Dividends" above) will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order for effectively connected income to be exempt from withholding tax.

Sale, Exchange or Redemption of Shares of Class A Common Stock

         Any gain realized upon the sale, exchange or redemption of a share of Class A common stock generally will not be subject to U.S. federal income tax unless:

         o That gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder, or

         o The Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met.

Backup Withholding Tax and Information Reporting

         In general, a Non-U.S. Holder will not be subject to backup withholding and information reporting with respect to payments made by us with respect to the Notes if the Non-U.S. Holder has provided us with an IRS Form W-8BEN described above and we do not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.



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

                              PLAN OF DISTRIBUTION

         We will not receive any of the proceeds of the sale of the Notes and the Class A common stock issuable upon conversion of the Notes offered by this prospectus. The aggregate proceeds to the selling securityholders from the sale of the Notes or Class A common stock issuable upon conversion of the Notes will be the purchase price of the Notes or Class A common stock issuable upon conversion of the Notes less any discounts and commissions. A selling securityholder reserves the right to accept and, together with its agents, to reject, any proposed purchases of Notes or Class A common stock to be made directly or through agents.

         The Notes and the Class A common stock issuable upon conversion of the Notes may be sold from time to time to purchasers:

         o directly by the selling securityholders and their successors, which includes their transferees, pledges or donees or their successors; or

         o through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the Notes and the Class A common stock issuable upon conversion of the Notes. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

         The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the Notes and the Class A common stock issuable upon conversion of the Notes may be deemed to be "underwriters" within the meaning of the Securities Act. As a result, any profits on the sale of the Notes and the Class A common stock issuable upon the conversion of the Notes by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and "underwriters" within the meaning of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities of the Securities Act and the Exchange Act. If the Notes and the Class A common stock issuable upon conversion of the Notes are sold through underwriters, broker-dealers or agents the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

         The Notes and the Class A common stock issuable upon conversion of the Notes may be sold in one or more transactions at:

         o        fixed prices;

         o        prevailing market prices at the time of sale;

         o        prices related to such prevailing market prices;

         o        varying prices determined at the time of sale; or

         o        negotiated prices.

         These sales may be effected in transactions:

         o on any national securities exchange or quotation service on which the Notes and Class A common stock issuable upon conversion of the Notes may be listed or quoted at the time of the sale;

         o        in the over-the-counter market;

         o in transactions otherwise than on such exchanges or services or in the over-the-counter market;

         o through the writing and exercise of options, whether such options are listed on an options exchange or otherwise; or

         o        through the settlement of short sales.

         These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

         In connection with the sales of Notes and the Class A common stock issuable upon conversion of the Notes or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or other financial institutions may in turn engage in short sales of Notes or the Class A common stock issuable upon conversion of the Notes in the course of hedging their positions. The selling securityholders may also sell the Notes and Class A common stock issuable upon conversion of the Notes short and deliver Notes and the Class A common stock issuable upon conversion of the Notes to close out short positions, or loan or pledge Notes or the Class A common stock issuable upon conversion of the Notes to broker-dealers that in turn may sell the Notes and the Class A common stock issuable upon conversion of the Notes.

         To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the Notes and the Class A common stock issuable upon conversion of the Notes by the selling securityholders.

         Our Class A common stock trades on the New York Stock Exchange under the symbol "KV.a." We do not intend to apply for listing of the Notes on any securities exchange or for inclusion of the Notes in any automated quotation system. Accordingly, no assurances can be given as to the development of liquidity or any trading market for the Notes. See "Risk Factors -- Risk Related to the Notes -- Because there is no current market for the Notes, we cannot assure you that an active trading market will develop."

         There can be no assurance that any selling securityholder will sell any or all of the Notes or the Class A common stock issuable upon conversion of the Notes pursuant to this prospectus. Further, we cannot assure you that any such selling securityholder will not transfer, devise or gift the Notes and the Class A common stock issuable upon conversion of the Notes by other means not described in this prospectus. In addition, any Note or Class A common stock issuable upon conversion of the Notes covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The Notes and the Class A common stock issuable upon conversion of the Notes may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the Notes and Class A common stock issuable upon conversion of the Notes may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

         The selling securityholders and any other person participating in the sale of Notes or the Class A common stock issuable upon conversion of the Notes will be subject to the Exchange Act. The Exchange Act rules include, without limitations Regulation M, which may limit the timing of purchases and sales of any of the Notes and the Class A common stock issuable upon conversion of the Notes by the selling securityholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the Notes and the Class A common stock issuable upon conversion of the Notes and the ability of any person or entity to engage in market-making activities with respect to the Notes and the Class A common stock issuable upon conversion of the Notes.

         We have agreed to indemnify the selling securityholders against certain liabilities, including liabilities under the Securities Act.

         We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the Notes and Class A common stock issuable upon conversion of the Notes to the public, other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                  LEGAL MATTERS

         Thompson Coburn LLP, St. Louis, Missouri, will opine as to the validity of the Notes and the Class A common stock issuable upon conversion of the Notes for us.

                                     EXPERTS

         The financial statements and schedule incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in the reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of BDO Seidman, LLP as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the informational requirements of the Exchange Act. Accordingly, we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and obtain a copy of any document we file with the Securities and Exchange Commission at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Our filings with the Securities and Exchange Commission are also available to the public from the Securities and Exchange Commission's website at http://www.sec.gov. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information. Our Class A common stock is listed on the New York Stock Exchange and the documents we file with the Securities and Exchange Commission are also available for inspection and copying at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

                      INFORMATION INCORPORATED BY REFERENCE

         We disclose important information to you by referring you to documents that we have previously filed with the Securities and Exchange Commission or documents that we will file with the Securities and Exchange Commission in the future. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus, and any future filings made by us with the Securities and Exchange Commission under
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, until we close this offering. The documents we incorporate by reference are:

         o Annual Report on Form 10-K (file no. 001-09601) for the fiscal year ended March 31, 2003;

         o Proxy Statement on Schedule 14A (file no. 001-09601) filed on July 15, 2003;

         o Quarterly Report on Form 10-Q (file no. 001-09601) for the quarter ended June 30, 2003; and

         o Current Report on Form 8-K (file no. 001-09601) filed on August 5, 2003.

         Copies of the documents listed above (excluding the exhibits attached thereto unless those exhibits are specifically incorporated by reference into those documents) may be obtained free of charge by each person to whom a copy of this prospectus is delivered, upon written or oral request, by contacting us at K-V Pharmaceutical Company, 2503 South Hanley Road, St. Louis, Missouri 63144,
Attention: Vice President, Investor Relations, telephone number (314) 645-6600.



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